Exhibit 99.1

A French société anonyme having a share capital of 290,383,913 euros

Registered offices: 12, place des Etats-Unis, 75116 Paris

Paris Trade and Companies Register No.: 582 041 943

BOARD OF DIRECTORS' REPORT

relating to the merger of

Société Immobilière et Financière pour l'Alimentation ("SIFA")

with and into Pernod Ricard, presented to the shareholders' meeting of Pernod Ricard dated 10 November 2005

English translation for the convenience of English-speaking readers.
The original version alone is binding.

	EXECUTIVE SUMMARY OF THE MERGER TRANSACTION WHICH IS THE SUBJECT OF THIS REPORT	5		PRESENTATION OF THE MERGING COMPANY, PERNOD RICARD	21
	INFORMATION ON THE MERGER TRANSACTION AND ITS CONSEQUENCES	7		PRESENTATION OF THE MERGED COMPANY, SIFA	23
1.1.	Economic aspects of the Merger	7	3.1.	General information concerning SIFA	23
1.1.1.	Pre-existing links between the		3.1.1.	Corporate name and registered office	23
	companies involved	7	3.1.2.	Legal form	23
1.1.2.	Reasons for and aims of the Merger	8	3.1.3.	Applicable law	23
1.1.2.1.	Interest of the Merger for Pernod Ricard		3.1.4.	Date of incorporation of SIFA and expiry of its life	23
	and its shareholders	8	3.1.5.	Corporate purpose	23
1.1.2.2.	Interest of the Merger for SIFA and its		3.1.6.	Trade and Companies Register number	23
	shareholders	8	3.1.7.	Indication of the locations where the legal
1.2.	Legal aspects of the Merger	9		documents relating to SIFA may be consulted	24
1.2.1.	General description of the Merger	9	3.1.8.	Financial year	24
1.2.1.1.	Date of the Merger Agreement	9	3.1.9.	Board of Directors, managing and
1.2.1.2.	Date of closing of the accounts used			supervisory bodies	24
	to determine the contribution values	9	3.1.9.1.	Board of Directors	24
1.2.1.3.	Effective Date of the Merger	9	3.1.9.2.	Remuneration of the corporate officers	25
1.2.1.4.	Dates of the Board of Directors meetings having		3.1.10.	Statutory auditors	25
	approved the Merger	9	3.1.10.1.	Acting statutory auditors	25
1.2.1.5.	Date of filing of the Merger Agreement with the		3.1.10.2.	Deputy statutory auditors	25
	Commercial Court	9	3.1.11.	Regulated related-party agreements	25
1.2.1.6.	Tax treatment of the Merger	9	3.2.	General information on the share
1.2.2.	Control of the Merger	12		capital of SIFA	25
1.2.2.1.	Date of shareholders' meetings called		3.2.1.	Amount of the share capital	25
	to approve the Merger	12	3.2.2.	Authorised unissued share capital	25
1.2.2.2.	Commissaires à la fusion (merger auditors)	12	3.2.3.	Breakdown of the share capital and voting rights	26
1.2.3.	Conditions precedent of the Merger	13	3.2.4.	Table showing the changes in the share
1.3.	Recording of the contributions	13		capital of SIFA over the last five years	26
1.3.1.	Estimate of the value of the assets contributed		3.3.	Information concerning SIFA's
	and the liabilities assumed as of the Effective			business activities	26
	Date on the basis of the Reference Accounts	14	3.3.1.	Brief history	26
1.3.2.	Interim Real Value of the Pernod Ricard Shares	15	3.3.2.	Presentation of the business activities	26
1.3.3.	Final Real Value of the Pernod Ricard Shares	15	3.3.3.	Operating organisation and human resources	26
1.3.4.	Calculation of the Final Merger Premium	15	3.3.4.	Risk factors	27
1.4.	Consideration of the contributions	15	3.3.5.	Exceptional events and disputes	27
1.4.1.	Description of the criteria applied to determine the		3.3.6.	Recent development	27
	exchange ratio and substantiation of the choice of		3.4.	Financial information	27
	such criteria	15	3.4.1.	SIFA's statutory financial statements
1.4.2.	Methodologies and criteria discarded	16		(31 December 2004 – 31 December 2003
1.4.3.	Summary of the exchange ratios obtained	16		and 31 December 2002)	27
1.4.4.	Increase in capital, Interim Merger Premium,		3.4.2.	General statutory auditors' report on the statutory
	capital reduction, amount of the merger premium			financial statements (31 December 2004 – 31
	following the capital reduction and net impact			December 2003 and 31 December 2002)	27
	of the share capital increase and reduction	16	3.4.3.	Accounting statement as at 30 June 2005	27
1.4.4.1.	Increase in capital	16
1.4.4.2.	Interim Merger Premium	16
1.4.4.3.	Capital reduction	17
1.4.4.4.	Amount of the Merger premium following
	the capital reduction	17
1.4.4.5.	Net impact of the share capital increase
	and reduction	17
1.5.	Opinions of the merger auditors	17
1.6.	Consequences of the Merger for the current
	shareholders of Pernod Ricard and SIFA	17
1.6.1.	Consequences for Pernod Ricard
	and its shareholders	17
1.6.1.1.	Impact of the Merger and of the capital reduction
	on shareholders' equity	17
1.6.1.2.	Organisation chart after the Merger	18
1.6.1.3.	Breakdown of the share capital and voting
	rights of the company after the Merger and the
	capital reduction	18
1.6.1.4.	Envisaged change in the composition of the
	Board of Directors and managing bodies	18
1.6.1.5.	Pro forma financial statements presenting the
	financial position of the new combined entity	18
1.6.1.6.	Change in the stock market capitalisation	18
1.6.1.7.	Impact on the calculation of net earnings per share	18
1.6.1.8.	New orientations contemplated	19
1.6.1.9.	Short and medium-term forecasts concerning
	business activities and possible restructurings,
	income and dividend distribution policy	19
1.6.2.	Consequences for SIFA and its shareholders	19

A French société anonyme having a share capital of 290,383,913 euros

Registered offices: 12, place des Etats-Unis, 75116 Paris

Paris Trade and Companies Register No.: 582 041 943

Board of Directors’ report relating to the merger of Société Immobilière et Financière pour l’Alimentation (“SIFA”) with and into Pernod Ricard, presented to the shareholders' meeting of Pernod Ricard dated 10 November 2005

______________________

Ladies and Gentlemen:

We have convened this shareholder’s meeting in order to seek shareholder approval of the merger of SIFA with and into Pernod Ricard (the “Merger”), which is the subject of this report of the board of directors to shareholders.

Pursuant to the exemption provided under Article 212-5-1° of the general regulation of the French Autorité des marchés financiers (the “AMF”), Pernod Ricard is exempted from the obligation to publish a prospectus relating to the Merger, as the shares to be issued in remuneration of the contemplated contribution represent, over a period of 12 months, less than 10% of the number of shares of the same class already admitted to trading on the same regulated market.

Copies of this report are available at no cost at the registered offices of Pernod Ricard S.A., 12, place des Etats-Unis, 75116 Paris. This report may be consulted on Pernod Ricard's website: www.pernod-ricard.com.

This report incorporates by reference the document de référence (reference document) prepared by Pernod Ricard for the financial year ended 30 June 2005, filed with the AMF on 10 October 2005.

Pernod Ricard - 3

EXECUTIVE SUMMARY OF THE MERGER TRANSACTION WHICH IS THE SUBJECT OF THIS REPORT

This report relates to the proposed merger of SIFA into Pernod Ricard.

SIFA is a holding company whose only material asset is a holding of 7,215,373 shares in Pernod Ricard representing 7.703% of such company's share capital (the “Pernod Ricard Shares”).

SIFA is owned by Kirin Brewery Company Limited (“Kirin”), Santa Lina SA (a 99.99% Pernod Ricard subsidiary), Mr. Rafael Gonzalez-Gallarza and SA Paul Ricard (the holder of 9.370% of Pernod Ricard's share capital) which respectively hold 47.510%, 44.474%, 7.862%, and 0.150% of its share capital and voting rights.

The purpose of the Merger is to simplify the holding structures of Pernod Ricard. The interest owned indirectly by Pernod Ricard in SIFA through the intermediary of Santa Lina is set to disappear during the year and will, in the meantime, be deprived of voting rights.

From the point of view of SIFA's shareholders, the Merger will enable them to hold a direct interest in Pernod Ricard.

Concomitantly to the approval of the Merger, it is anticipated that SIFA decides the distribution of an exceptional dividend of a maximum amount of 18.5 million euros (the “Dividend”). The final amount of the Dividend will be determined during the first fortnight of January 2006 by SIFA’s board of directors. Its amount will be calculated so as to ensure that on 16 January 2006 (the “Effective Date”), the assets (excluding the Pernod Ricard Shares) minus the liabilities of the company is equal to 0. The Dividend will be distributed immediately after the board of directors’ meeting, and in any case prior to the Effective Date.

Since the final amount of the Dividend will be adjusted by SIFA’s board of directors so that, on the Effective Date, the assets (excluding the Pernod Ricard Shares) minus the liabilities of the company is equal to 0, only the contribution of the Pernod Ricard Shares will be remunerated.

Consequently, the Merger will not have any material impact on the financial position or the results of operations of Pernod Ricard, since the share capital increase intended as consideration for SIFA's net assets will be immediately offset by a share capital reduction of the same amount via the cancellation of the Pernod Ricard shares held in SIFA's assets.

Pernod Ricard - 5

After completion of the Merger, Pernod Ricard's simplified organisation chart would be as follows:

In view of the fact that the Pernod Ricard Shares constitute the sole asset of SIFA, the exchange ratio has been set by valuing SIFA by transparency, on the basis of the number of Pernod Ricard shares held by SIFA.

7,215,373 Pernod Ricard shares will therefore be issued in the Merger and these shares will be allocated to SIFA's shareholders in proportion to their holding in SIFA's share capital.

In their report relating to the remuneration of the contributions, the Commissaires à la fusion (merger auditors) have determined that, whatever the definitive value of the Pernod Ricard shares as of the Effective Date, the exchange ratio will remain constant at 48.2837 Pernod Ricard shares for one SIFA share and that, therefore, they are of the opinion that the exchange ratio is fair. In addition, in their report relating to the value of the contributions, they have determined that the value of the contributions as of the date of signing of the merger agreement (the “Merger Agreement”) is not overvalued and, therefore, that the net assets contributed are at least equal to the increase in capital plus the merger premium. The reports of the merger auditors are dated 5 October 2005.

The shares are created with dividend rights “as of the Effective Date”, which means that they will grant entitlement to the distribution of income for the 2005/2006 financial year, or to interim dividends in this respect, or to distributions of reserves or of additional paid-in capital, decided after the Effective Date.

The Merger Agreement was signed on 30 September 2005.

The Merger is subject to the following conditions precedent:

-

Approval by SIFA's extraordinary general shareholders' meeting (convened for 9 November 2005) of the Merger, and approval by SIFA’s ordinary general meeting (convened for the same date) of the distribution of an exceptional dividend of a maximum amount of 18.5 million euros, which will be finally determined by SIFA’s board of directors so that on the Effective Date, the assets (excluding the Pernod Ricard Shares) minus the liabilities of SIFA is equal to 0;

-

Approval of the Merger by Pernod Ricard's extraordinary general shareholders' meeting (convened for 10 November 2005).

However, the Merger will only take effect on the Effective Date. Pernod Ricard will become the owner of the assets contributed and have the rights to use and enjoy them as of such date. SIFA's shareholders will also receive the Pernod Ricard shares issued as consideration for the Merger at such date.

CHAPTER 1

INFORMATION ON THE MERGER TRANSACTION AND ITS CONSEQUENCES

1.1

ECONOMIC ASPECTS OF THE MERGER

1.1.1

Pre-existing links between the companies involved

Capital links:

As of 30 September 2005, SIFA holds 7,215,373 Pernod Ricard shares representing 7.703 % of the share capital and 13.43% of the voting rights of Pernod Ricard.

The capital links, prior to the Merger, between Pernod Ricard and SIFA, are shown in the organisation chart set out below:

It is specified that prior to the Effective Date, Kirin has decided to contribute its shareholding in SIFA to a company in its group located in Europe, Kirin International Finance BV.

Pernod Ricard - 7

Common directors:

Mr Patrick Ricard, Pernod Ricard's Chairman and Chief Executive Officer is the permanent representative of Santa Lina SA, a director of SIFA.

Mr Rafael Gonzalez-Gallarza, a director of Pernod Ricard, is SIFA's Chairman and Chief Executive Officer.

Mr Pierre Pringuet, a director and Deputy Chief Executive Officer of Pernod Ricard, is a director of SIFA.

1.1.2

Reasons for and aims of the Merger

The purpose of the Merger is to simplify the holding structures of Pernod Ricard. The interest owned indirectly by Pernod Ricard in SIFA through the intermediary of Santa Lina is set to disappear during the year and will, in the meantime, be deprived of voting rights.

From the point of view of SIFA's shareholders, the Merger will enable them to hold a direct interest in Pernod Ricard.

 After completion of the Merger, Pernod Ricard's simplified organisation chart would be as follows:

1.1.2.1

Interest of the Merger for Pernod Ricard and its shareholders

The Merger will simplify Pernod Ricard's shareholding structure. The interest owned indirectly by Pernod Ricard in SIFA through the intermediary of Santa Lina is set to disappear during the year and will, in the meantime, be deprived of voting rights.

1.1.2.2

Interest of the Merger for SIFA and its shareholders

The Merger will enable SIFA's shareholders to hold a direct interest in Pernod Ricard.

1.2

LEGAL ASPECTS OF THE MERGER

1.2.1

General description of the Merger

1.2.1.1

Date of the Merger Agreement

The Merger Agreement was entered into in Paris on 30 September 2005.

1.2.1.2

Date of closing of the accounts used to determine the contribution values

The accounts of Pernod Ricard and SIFA used to establish the conditions of the transaction are:

–

the financial statements of Pernod Ricard for the financial year ended 30 June 2005,

–

interim financial statements drawn up as at 30 June 2005 and reviewed by SIFA's Statutory auditors in accordance with the provisions of Articles L. 823-9, L.823-10 and L. 823-12 of the French Commercial Code, in accordance with the same methods and using the same presentation as the financial statements for the financial year ended 31 December 2004 (the “Reference Accounts”).

1.2.1.3

Effective Date of the Merger

Pursuant to Article L. 236-4 of the French Commercial Code, Pernod Ricard and SIFA decide by express agreement that the Merger will take effect on the Effective Date, that is subsequent to the dates when the Merger will be put forward to the shareholders' meetings of Pernod Ricard and SIFA.

Pernod Ricard will be the owner of the assets contributed to it as from the Effective Date. It will have the right to use and enjoy such assets as from such date.

1.2.1.4

Dates of the Board of Directors meetings having approved the Merger

Approval of the Merger Agreement:

–

Pernod Ricard

:

21 September 2005

–

SIFA

:

29 September 2005

1.2.1.5

Date of filing of the Merger Agreement with the Commercial Court

The Merger Agreement was filed with the clerk’s office of the Paris Commercial Court on 7 October 2005.

1.2.1.6

Tax treatment of the Merger

As the legislation currently stands, the tax treatment described below will apply. The attention of shareholders is drawn to the fact that this information is only a summary of the usual tax treatment.

Those persons who are not French tax residents must comply with the tax legislation in force in their State of residence.

(a) For the companies participating in the Merger

•

With regard to corporate income tax

The Merger is subject to the tax treatment provided for in Article 210 A of the French Tax Code (the “CGI”); the merging company will take to this effect all the commitments provided for in this article.

The capital gain resulting from the cancellation by Pernod Ricard of its own shares received due to the Merger will be tax-exempt pursuant to Article 210 A, 2nd para. of the CGI.

The Merger is carried out with deferred effect as of the Effective Date. This is the date that will be the date applied from a legal, accounting and tax standpoint.

Pernod Ricard - 9

•

With regard to registration duties

The Merger is subject only to the fixed duty of 500 euros, in accordance with the provisions of Article 816 of the CGI.

(b) For the shareholders of the companies taking part in the Merger

The attention of the shareholders is drawn to the fact that the information contained in this report is only a summary of the tax treatment applicable as the legislation currently stands and of the French tax regulations and that their specific tax situation must be studied with their usual tax advisor.

Non-residents must comply with the tax legislation in force in their State of residence.

•

For the shareholders of the merging company (Pernod Ricard)

The Merger is not a taxable event as regards the shareholders of the merging company.

•

For the shareholders of the merged company (SIFA)

The Merger leads to the allocation of shares of the merging company to the shareholders of the merged company in exchange for their shares in such merged company; pursuant to Article 115-1 of the CGI, this allocation is not considered as a distribution of securities income.

With regard to the capital gains or losses recognised on the Merger due to the exchange of the shares of the merged company for the shares of the merging company, the tax treatment is described below:

•

Individuals who are French tax residents acting within the scope of the management of their private assets (namely, under conditions which are not similar to those which characterise an activity performed by a professional)

In accordance with Article 150-0 B of the CGI, the capital gain or loss on the exchange of the SIFA shares for Pernod Ricard shares resulting from the Merger is not taken into account to calculate the personal income tax payable with respect to the year of the exchange, this exchange having an interim character with regard to personal income tax.

As a result of this:

-

The exchange does not have to be reported by the taxpayer and any capital gain that may have been generated on the exchange will benefit from deferred taxation, applicable by operation of law without the shareholder having to request it;

-

The exchange is not taken into account in order to assess whether the annual threshold of sales of securities provided for in Article 150-0 A of the CGI (currently set at 15 000 euros) has been exceeded; and

-

Any capital loss that may be generated on the exchange cannot be recognised and cannot accordingly be offset against the capital gains generated during the year of the exchange or the ten following years.

The deferral period will expire, in particular, at the time of the sale, buyback, redemption or cancellation of the Pernod Ricard shares received in exchange. The net gain or loss generated at the time of the subsequent sale of these shares will be calculated on the basis of the tax cost of the SIFA shares exchanged in the Merger.

PEA (plan d'épargne en actions – share savings plan)

Those persons who hold SIFA shares within the scope of a share savings plan as established by Law No. 92-666 of 16 July 1992 (“PEA”) and who will include the Pernod Ricard shares received in exchange in their PEA will benefit from a personal income tax exemption in respect of this exchange, subject to compliance with the conditions of application of the regime specific to the PEA, in particular in light of the length of the plan; it is specified that at the time of closing of the PEA (if this takes place more than five years after the PEA was opened) or at the time of withdrawal of some of the securities from the PEA (if this takes place more than eight years after the PEA was opened), the gain generated since the plan was opened qualifies for a personal income tax exemption but remains subject to the general social contribution (“CSG”), to the social levy of 2%, to the contribution for reimbursement of the social debt (“CRDS”) and to the additional surcharge of 0.3% with respect to the 2% social levy, it being specified however that the effective rate of such levies or contributions will vary depending on the date as of which this gain has accrued or been recognised.

The capital losses realised within the scope of the PEA may only be offset in principle against capital gains realised within the scope of the same PEA; however, in the event of (i) early closing of the PEA prior to the expiry of the fifth year or (ii) since 1 January 2005 and subject to certain conditions (as referred to in Article 150-0 A II-2 bis of the CGI), closing of the PEA after expiry of the fifth year when the net asset value of the plan is lower than the amount of the payments made into the plan since it was opened, the losses recognised, where applicable, at this time may be offset against the gains of the same nature generated during the same year or over the following ten years, on condition that the annual threshold of sales of securities as referred to above is exceeded in respect of the year during which the capital loss is realised.

•

French tax resident legal entities subject to corporate income tax

Pursuant to Article 38-7 bis of the CGI, the profit or loss generated at the time of the exchange of the shares resulting from the Merger may:

1)

Either be included in the income for the financial year during which the Merger was carried out (ordinary law tax treatment):

The capital gains generated at the time of the exchange of the shares, equal to the difference between, firstly, the value of the Pernod Ricard shares received in exchanged and, secondly, the tax cost of the SIFA shares, are subject to corporate income tax at the ordinary tax rate of 33.1/3% plus an additional surcharge of 1.5% (the surcharge referred to in Article 235 ter ZA of the CGI that will no longer be applicable for financial years beginning on or after 1 January 2006) and, where applicable, the social contribution of 3.3% (Article 235 ter ZC of the CGI), which apply to the amount of the corporate income tax less, for the latter contribution, a tax deduction which may not exceed 763,000 euros by twelve-month period.

Nevertheless, in accordance with the provisions of Article 219-I a ter of the CGI, for the financial years commencing as from 1 January 2005, the net capital gains generated at the time of the sale of the shares that meet the tax definition of titres de participation (equity investments) and which have been held for at least two years are subject to the long-term capital gains regime and may be subject to a reduced rate for taxation of long-term capital gains of 15% (decreasing to 8% for financial years beginning on or after 1 January 2006, the capital gains being exempt with the exception of a 5% pro rata share of costs and expenses for financial years beginning on or after 1 January 2007), plus the tax surcharge of 1.5% and, where applicable, the social contribution of 3.3% as mentioned above.

The following are deemed, in particular, to be equity investments for the application of Article 219-I a ter of the CGI: shares which are classified in this category from an accounting standpoint as well as, subject to certain conditions, the shares acquired pursuant to a takeover bid or public exchange offer by the company which initiates it, as well as the shares granting entitlement to the tax regime of parent companies and subsidiaries referred to in Articles 145 and 216 of the CGI or, when their cost price is equal to at least 22,800,000 euros, the securities which meet the conditions granting entitlement to this regime other than the holding of at least 5% of the subsidiary's share capital.

Certain legal entities are entitled, under the conditions provided for in Articles 219-I b and 235 ter ZC of the CGI, to benefit from a reduction in the corporate income tax rate to 15% and an exemption from the social contribution of 3.3%.

Long-term capital losses may only be offset against capital gains of the same nature for the financial year; these capital losses are in principle not tax-deductible from income taxable at the normal corporate income tax rate. The long-term capital losses that may be carried forward as of 1 January 2006 will be subject to specific rules as regards offsetting – and even some of them may no longer be offset against the capital gains generated during financial years commencing on or after 1 January 2007 – according to the tax nature of the securities or assets initial recognition. The SIFA shareholders who may be concerned should contact their usual tax advisor in order to determine the regime which will apply to their particular case.

Pernod Ricard - 11

2)

Or be included in the income for the financial year during which the Pernod Ricard shares received in exchange will be sold (system of tax deferral):

The profit or loss resulting from the subsequent sale of the Pernod Ricard shares received at the time of the Merger will be determined by reference to the cost of the SIFA shares, from a tax standpoint, for the shareholder concerned.

This profit or loss will be included in the tax income for the financial year of sale in accordance with the terms and conditions provided for in paragraph 1) above1, subject to any amendments to the French tax laws currently in force.

Pursuant to the provisions of Article 54 septies of the CGI, specific filing obligations must be complied with by legal entities who benefit from the tax deferral provided for in Article 38-7 bis of the CGI; failure to comply with such filing obligations will entail a fine equal to 5% of the income omitted from each of the documents concerned.

•

Non-French tax residents

The capital gains generated in respect of the exchange of shares made by persons who are not tax residents in France within the meaning of Article 4 B of the CGI, or whose registered office is located outside France, are in principle exempt from taxes in France, on condition that these capital gains may not be allocated to a permanent establishment or a fixed base subject to tax in France (Article 244 bis of the CGI) and on condition that the non-resident shareholder of SIFA has not held directly or indirectly with his/her spouse, shares or securities granting entitlement to more than 25% of the profits of SIFA, at any time during the 5 years prior to the Merger.

Shareholders who are non-resident in France must, in general, consult their usual tax advisor in order to obtain information regarding the tax treatment which will apply to them.

•

Other holders of SIFA shares

The holders of SIFA shares who are subject to a tax regime other than those provided for above, in particular taxpayers carrying out stock market transactions under conditions similar to those which characterise an activity carried out by a professional or have recognised their securities in the assets on their commercial balance sheet, are invited to study their specific tax situation with their usual tax advisor.

1.2.2

Control of the Merger

1.2.2.1

Date of shareholders' meetings called to approve the Merger

The shareholders' meetings of Pernod Ricard and SIFA have been convened on 10 and 9 November, 2005, respectively.

1.2.2.2

Commissaires à la fusion (merger auditors)

Mr Dominique Ledouble, residing at 99, boulevard Hausmann, 75008 Paris, Mr Jean-Charles de Lasteyrie, residing at 2, avenue Hoche, 75008 Paris, and Mr Alain Abergel, residing at 143, rue de la Pompe, 75116 Paris were appointed as merger auditors by an order of the President of the Commercial Court of Paris of 5 September 2005.

Their reports on the terms and conditions of the Merger and on the value of the contributions, dated 5 October 2005, were filed on 7 October 2005 at the registered offices of SIFA and on 10 October 2005 at the registered offices of Pernod Ricard.

Their report on the value of the contributions will also be filed with the clerk's office of the Commercial Court of Paris at least eight days before the date of the shareholders’ meetings.

The reports of the merger auditors on the terms and conditions of the Merger and on the value of the contributions as well as the appendices thereto are set out in Appendix 1 of this document.

___________________

1 The net long-term capital gains generated at the time of the sale of the Pernod Ricard shares granting entitlement to this regime during financial years beginning on or after 1 January 2006 will be subject to special tax rules. The SIFA shareholders concerned should consult their usual tax advisor in order to determine the regime which would then apply in this scenario to their particular case.

1.2.3

Conditions precedent of the Merger

This Merger is subject to the following conditions precedent:

1.

Approval of the Merger by the extraordinary general meeting of SIFA, and approval by SIFA’s ordinary general meeting of the distribution of an exceptional dividend of a maximum amount of 18.5 million euros, which will be finally determined by SIFA’s board of directors so that on the Effective Date, the assets (excluding the Pernod Ricard Shares) minus the liabilities of SIFA is equal to 0;

2.

Approval of the Merger by the extraordinary general meeting of Pernod Ricard.

The fulfilment of these conditions precedent will be adequately established, as regards anyone, by the delivery of copies or certified true excerpts of the originals of the minutes of the shareholders' meetings. The material recording of the final completion of the Merger may take place by all appropriate means.

If the above conditions are not met by 31 December 2005 at the latest, the Merger Agreement will be considered as null and void unless this time period is extended.

However, the completion of the Merger will take place, once the conditions precedent have been met, at the Effective Date. No liquidation will be carried out due to the transfer to Pernod Ricard of all the assets and liabilities of SIFA.

1.3

RECORDING OF THE CONTRIBUTIONS

By application of the provisions of Rule 04-01 of the CRC (Comité de la règlementation comptable) dated 4 May 2004, the asset and liability items are contributed, by the takeover of SIFA by Pernod Ricard, at their real value, it being specified:

-

that at the general meeting convened to vote on the Merger, SIFA shall also propose to its shareholders the distribution of the Dividend. The final amount of the Dividend (of a maximum amount of 18.5 million euros), will be determined during the first fortnight of January 2006 by SIFA’s board of directors. Its amount will be calculated so as to ensure that on the Effective Date, the assets (excluding the Pernod Ricard Shares) minus the liabilities of the company is equal to 0. The Dividend will be distributed immediately after the board of directors’ meeting, and in any case prior to the Effective Date.

-

that the value assigned, in the Merger Agreement, to the Pernod Ricard Shares is equal to the one-month average of their stock market prices weighted by the volumes over the month prior to the execution of the Merger Agreement (the “Interim Real Value”). However, the final contribution value for the Pernod Ricard Shares shall be the one month average of their stock market prices weighted by the volumes over the month prior to the Effective Date (the “Final Real Value”).

Pernod Ricard - 13

1.3.1

Estimate of the value of the assets contributed and the liabilities assumed as of the Effective Date on the basis of the Reference Accounts

POSITION AT 30 JUNE 2005 (in euros)	Net Value

Pernod Ricard Shares	45 991 447
Other receivables	4 174
Investment securities	17 713 152
Cash in hand	360 346
TOTAL AMOUNT OF SIFA ASSETS AS OF 30 JUNE 2005	64 069 119

Of which are to be deducted:

Dividends to be distributed	- 6 875 349
Supplier payables	- 7 415
Tax and social debt	- 153 138
Other debt	- 347 080
TOTAL AMOUNT TO BE DEDUCTED	- 7 382 982

ESTIMATED MOVEMENTS 1 JULY 2005 TO EFFECTIVE DATE

Cash movements
- Payment of SIFA dividend on 1 July 2005	- 6 874 102
- Payment of other liabilities outstanding at 30 June 2005	- 507 633
- Receipt of Pernod Ricard final dividend on 17 November 2005	7 792 603
- Estimated interest accrued on investment securities 1 July 2005 to Effective Date	110 000
- Payment of SIFA estimated extraordinary dividend (prior to Effective Date)	- 18 300 000
Total cash movements before expenses	- 17 779 132

Estimated net expenses 1 July 2005 to Effective Date
- Tax and salary costs	- 153 138
- Income tax	- 80 000
- Miscellaneous fees	- 65 402
Total	- 298 540

ESTIMATED POSITION AT EFFECTIVE DATE (in euros)	Net Value

Pernod Ricard Shares	45 991 447
Other receivables	-
Investment securities	-
Cash in hand	0
Total assets	45 991 447

Of which are to be deducted:

Dividends to be distributed	-
Supplier payables	-
Tax and social debt	-
Other debt	-
Total liabilities	-

TRANSFERRED NET ASSETS ON EFFECTIVE DATE	45 991 447

In the Reference Accounts, the Pernod Ricard Shares are valued on the basis of their historical cost, namely an average value of 6.37 euros per share, which results in a total value for the Pernod Ricard Shares of 45,991,447 euros.

In the Merger Agreement, the Pernod Ricard Shares are valued at the Interim Real Value, equal to 1,054,083,018 euros2.

Since the final amount of the Dividend will be adjusted by SIFA’s board of directors so that, on the Effective Date, the assets (excluding the Pernod Ricard Shares) minus the liabilities of the company is equal to 0, only the contribution of the Pernod Ricard Shares will be remunerated.

1.3.2

Interim Real Value of the Pernod Ricard Shares

For the foregoing reasons, only the contribution of the Pernod Ricard Shares will be remunerated in the Merger. The other assets and liabilities will not be taken into account.

In the Merger Agreement, the Pernod Ricard Shares are valued at the Interim Real Value, equal to 1,054,083,018 euros.

1.3.3

Final Real Value of the Pernod Ricard Shares

Within 45 days of the Effective Date, the board of directors of Pernod Ricard shall determine:

•

The Final Real Value of the Pernod Ricard Shares;

•

The final amount of the Merger premium as of the Effective Date (the “Final Merger Premium”), which shall be equal to the difference between the Final Real Value and the nominal amount of the increase in capital of Pernod Ricard.

1.3.4

Calculation of the Final Merger Premium

The Final Merger Premium will be calculated as of the Effective Date and will correspond to the difference between the Final Real Value and the nominal amount of the increase in capital of Pernod Ricard.

The net amount of the Final Merger Premium after cancellation by capital reduction of the Pernod Ricard Shares will be equal to 0.

1.4

CONSIDERATION OF THE CONTRIBUTIONS

1.4.1

Description of the criteria applied to determine the exchange ratio and substantiation of the choice of such criteria

In view of the fact that, as of the Effective Date, SIFA's sole asset will be the Pernod Ricard Shares, the exchange ratio has been set by valuing SIFA by transparency.

This exchange ratio is equal to the ratio existing between the number of Pernod Ricard Shares and the number of shares making up the share capital of SIFA at the time of the Merger, which means that exactly the same number of Pernod Ricard shares will be issued as there are Pernod Ricard Shares.

Under these conditions, the exchange ratio for the Merger is the result of a purely arithmetical calculation, based on the number of Pernod Ricard Shares. Thus, the method applied makes it possible to obtain a constant exchange ratio, whatever the value of the Pernod Ricard share, thus avoiding the need to value such share.

____________________

2 Since only the Pernod Ricard Shares will be remunerated, the Interim Real Value of the Pernod Ricard Shares is equal to the interim net asset value contributed.

Pernod Ricard - 15

1.4.2

Methodologies and criteria discarded

The adopted approach makes it possible to discard the following criteria which do not make it possible to make a relevant comparison of the companies in question:

-

consolidated net earnings per share do not have any significance in the case of SIFA, a company whose sole activity is the management of its interest in Pernod Ricard;

-

the stock market price is not a possible comparison criterion, as SIFA's shares are not listed;

-

the revenues and the cash flow are not possible comparison criteria in the case of SIFA, whose only activity is the management of its interest in Pernod Ricard.

1.4.3

Summary of the exchange ratios obtained

Given the fact that only the contribution of the Pernod Ricard’s Shares will be remunerated in the Merger, the exchange ratio was set by appraising SIFA by transparency, on the basis of the number of Pernod Ricard Shares owned by SIFA.

Therefore, in remuneration of the Merger, 7,215,373 Pernod Ricard shares with a par value of 3.10 euros each will be issued and allocated to the holders of the 149,437 SIFA shares, proportionally to their interest in the share capital.

1.4.4

Increase in capital, Interim Merger Premium, capital reduction, amount of the merger premium following the capital reduction and net impact of the share capital increase and reduction

1.4.4.1

Increase in capital

As stated above, the Interim Real Value amounts to 1,054,083,018 euros.

In light of the exchange ratio proposed, Pernod Ricard will increase its share capital by a nominal amount of 22,367,656.30 euros via the creation of 7,215,373 new shares with a par value of 3.10 euros each to be allocated to the shareholders of SIFA in proportion to their shareholdings in SIFA, thus raising the share capital from 290,383,913 euros to 312,751,569.30 euros.

The 7,215,373 new shares will have dividend rights as from the Effective Date.

They will be comparable in all respects to the existing shares and will be subject to all the provisions of the by-laws and will in particular grant entitlement to distribution of the income for the 2005/2006 financial year, to any interim dividends in this respect, or to the distributions of reserves or additional paid-in capital, decided after the Effective Date.

The listing of the new shares on the Eurolist of Euronext Paris will be requested on the Effective Date.

1.4.4.2

Interim Merger Premium

The Merger Premium determined as of the date of execution of the Merger Agreement (the “Interim Merger Premium”), which will be concerned by the rights of the new and old shareholders of Pernod Ricard, represents the difference between the Interim Real Value and the nominal value of the securities issued in consideration:

- Interim Real Value	1,054,083,018.00 euros
minus
- amount of the capital increase	22,367,656.30 euros
Interim Merger Premium	1,031,715,361.70 euros

Since the appraisal of the Interim Merger Premium that is shown above is established on the basis of the Interim Real Value, the amount of the Final Merger Premium will be established by Pernod Ricard’s Board of Directors as stated in paragraph 1.3.3. above.

1.4.4.3

Capital reduction

Following the takeover of SIFA, Pernod Ricard will receive 7,215,373 of its own shares.

It will be proposed to Pernod Ricard’s extraordinary general meeting that all of these 7,215,373 shares be cancelled.

Pernod Ricard's share capital will then be reduced from 312,751,569.30 euros to 290,383,913 euros divided into 93,672,230 shares with a par value of 3.10 euros each, all fully paid up.

1.4.4.4

Amount of the Merger premium following the capital reduction

As a consequence of the cancellation by Pernod Ricard of the Pernod Ricard Shares, it will be proposed to the extraordinary general meeting to set off against the Interim Merger Premium, the difference between their Interim Real Value (1,054,083,018 euros) and their nominal value (22,367,656.30 euros), which will reduce the Merger premium to 0.

1.4.4.5

Net impact of the share capital increase and reduction

The Merger will not lead to any change in Pernod Ricard's share capital.

In this regard, due to the exchange ratio adopted, Pernod Ricard will first of all issue 7,215,373 new shares then, shortly thereafter, via the share capital reduction described in paragraph 1.4.4.3. above, Pernod Ricard will reduce its share capital by the same number of shares corresponding to the number of shares that will be contributed to it in the Merger.

1.5

OPINIONS OF THE MERGER AUDITORS

The reports of the merger auditors are set out in Appendix 1 of this report.

1.6

CONSEQUENCES OF THE MERGER FOR THE CURRENT SHAREHOLDERS OF PERNOD RICARD AND SIFA

1.6.1

Consequences for Pernod Ricard and its shareholders

1.6.1.1

Impact of the Merger and of the capital reduction on shareholders' equity

The Merger and the capital reduction will have no final material impact on the consolidated and statutory shareholders' equity or on the results of Pernod Ricard.

Pernod Ricard - 17

1.6.1.2

Organisation chart after the Merger

1.6.1.3

Breakdown of the share capital and voting rights of the company after the Merger and the capital reduction

The breakdown of the share capital of Pernod Ricard after the Merger and the capital reduction will be as follows3:

	Number of shares	% of share capital	Number of voting rights	% of voting rights
SA Paul Ricard	8,787,907	9.382%	16,259,992	16.797%
Kirin International Finance BV	3,427,999	3.660%	3,427,999	3.541%
Santa Lina	3,208,984	3.426%	0	0%
Rafael Gonzalez-Gallarza	567,285	0.606%	567,285	0.586%
Treasury shares	3,268,574	3.489%	0	0%
Other shareholders (excluding treasury shares)	74,411,482	79.438%	76,546,987	79.076%
Other shareholders (including treasury shares)	77,680,056	82.928%	76,546,987	79.076%

1.6.1.4

Envisaged change in the composition of the Board of Directors and managing bodies

No change is envisaged in the composition of the Board of Directors and managing bodies of Pernod Ricard as a result of the Merger.

1.6.1.5

Pro forma financial statements presenting the financial position of the new combined entity

Inasmuch as SIFA's net asset value is equal to the real value of the Pernod Ricard Shares and the Merger will be carried out at the real value, this transaction will not have any impact on Pernod Ricard's consolidated and statutory balance sheets.

1.6.1.6

Change in the stock market capitalisation

As the number of shares making up the share capital of Pernod Ricard remains unchanged, the stock market capitalisation will be the same before and after completion of the envisaged transaction.

1.6.1.7

Impact on the calculation of net earnings per share

As the Merger is being carried out on the basis of the real value of the assets and liabilities of SIFA as of the Effective Date, and subject to cancellation, by means of a share capital reduction, of the Pernod Ricard Shares, this transaction will not lead to any change in the net earnings per share.

____________________

3 Based on the capital and voting rights as at 21 September 2005 (Source: BALO 28 September 2005).

1.6.1.8

New orientations contemplated

The information relating to the new orientations contemplated by Pernod Ricard is set out in Pernod Ricard's document de référence (reference document) filed with the AMF on 10 October 2005.

1.6.1.9

Short and medium-term forecasts concerning business activities and possible restructuring, income and dividend distribution policy

The contemplated transaction will not have any consequences on the business activities or management of
Pernod Ricard.

It will also not have any consequences on Pernod Ricard's dividend distribution policy.

1.6.2

Consequences for SIFA and its shareholders

Due to the Merger (upon completion of which SIFA will be dissolved), the shareholders of SIFA will receive in consideration for the contribution pursuant to the Merger of the assets and liabilities of SIFA 7,215,373 new Pernod Ricard shares with a par value of 3.10 euros each, representing a share capital increase of a nominal amount of 22,367,656.30 euros, i.e. 7.703% of its share capital after the Merger and cancellation of the Pernod Ricard Shares held following their contribution by SIFA.

CHAPTER 2

PRESENTATION OF THE MERGING COMPANY, PERNOD RICARD

A document de référence (reference document) including detailed information on the legal, economic and financial situation of Pernod Ricard was filed with the AMF on 10 October 2005.

The above-mentioned document de référence (reference document) is an integral part of this report.

CHAPTER 3

PRESENTATION OF THE MERGED COMPANY, SIFA

3.1

GENERAL INFORMATION CONCERNING SIFA

3.1.1

Corporate name and registered office

Corporate name: Société Immobilière et Financière pour l’Alimentation, which may be followed or preceded by the abbreviation: SIFA.

Registered office: 6, Place de la Madeleine – 75008 Paris.

3.1.2

Legal form

SIFA is a société anonyme (limited company) with a Board of Directors that is not publicly listed.

3.1.3

Applicable law

SIFA is a French company, governed by the French Commercial Code.

3.1.4

Date of incorporation of SIFA and expiry of its life

The company was incorporated on 17 December 1970 for a term of 50 years which will end at the same date in 2020.

3.1.5

Corporate purpose

The company's corporate purpose, as set out in Article 3 of the by-laws, is set out in full below:

“The purpose of the company is:

-

The taking of leases, with or without a promise to sell, the purchase, the administration and the operation, by means of rental or otherwise, of all developed or undeveloped real property or parts of such real property, which are recognised as useful for the company;

-

the acquisition of interests and shareholdings in all business activities and companies, and especially in the food trade;

-

the use of the company's cash for the purpose of all investments in securities or assets of any kind;

-

and, more generally, all real property and financial transactions relating directly or indirectly to this purpose, or liable to facilitate its development.”

3.1.6

Trade and Companies Register number

SIFA is registered with the Trade and Companies Register under number RCS 722 043 650 PARIS.

Pernod Ricard - 23

3.1.7

Indication of the locations where the legal documents relating to SIFA may be consulted

The corporate documents relating to the last three financial years (annual financial statements, minutes of the shareholders' meetings, attendance sheets at these shareholders' meetings, list of directors, statutory auditors' reports, by-laws, etc.) may be consulted at the registered offices of SIFA, 6 Place de la Madeleine, 75008 Paris.

3.1.8

Financial year

The current financial year began on 1 January 2005 and will end on 31 December 2005.

3.1.9

Board of Directors, managing and supervisory bodies

3.1.9.1

Board of Directors

Member's first name and surname or corporate name	Age at 30.06.2005	Date of first appointment	End of term of office	Other terms of office held as of 31.12.04

Chairman & Chief Executive Officer
Mr Rafael Gonzalez- Gallarza	70	26 April 1999	2011 shareholders' meeting

- director of Pernod Ricard S.A.

- director of The Glenlivet Distillers

- Chairman of the Board of Directors of Prensa Malaguena SA

- director of Endesa

- director of Chivas Brothers Pernod Ricard Ltd

- director of PR Newco 2

Directors
S.A. Santa Lina	N/A	30 May 1988	2011 shareholders' meeting	N/A
Mr Kato Kazuyasu	60	28 November 2002	2011 shareholders' meeting	- director of Heineken Japan - director of R&K Food Service
Mr Sato Kazuhiro	57	30 April 2004	2008 shareholders' meeting
Mr Maeda Hitoshi	55	30 April 2004	2008 shareholders' meeting	- director of Eishogen - director of Kirin Distillery
Mr Pierre Pringuet	55	30 April 2004	2006 shareholders' meeting

- director, deputy chief executive officer of Pernod Ricard SA

- director of Pernod Ricard Europe SA

- director of Pernod SA

- director of Ricard SA

- chief executive officer of Lina 3 SAS

- chief executive officer of Lina 5 SAS

- chairman of Lina 6 SAS

- chairman of Lina 8 SAS

- director of Martell & Co SA

- permanent representative of Pernod Ricard SA on the Board of Directors of Compagnie Financière des Produits Orangina (C.F.P.O.) SA

- chairman and chief executive officer of Santa Lina SA

- member of the management board of Pernod Ricard Asia SAS

- director of Austin Nichols and Co Inc

- director of Pernod Ricard Asia Duty Free Ltd

- director of Irish Distillers Group Ltd

- director of Irish Distillers Ltd

- director of Pernod Ricard Belgium

- director of Larios Pernod Ricard SA

- director of Distillerie Fratelli Ramazzotti Spa

- director of Scitrium Europe Investments BV

- director of Pernod Ricard Japan KK

- director of Taylor Burnham Industries BV

- director of Pernod Ricard Australia Pty Ltd

- member of the supervisory board of Georgian Wines & Spirits Company LLC

- member of the supervisory board of Pernod Ricard Deutschland GmbH

- director of Pernod Ricard Nederland BV

- director of The Glenlivet Distillers Ltd

- chairman of the board of Pernod Ricard Swiss SA

- director of Treat Venture LLC

- director of Seagram India Pte Ltd

- director of Chivas Brothers Pernod Ricard Ltd

- chairman of the supervisory board of Wyborova SA

- member of the supervisory board of Agros Holding SA

- director of Havana Club Holding SA

- manager of Havana Club Know-How.

3.1.9.2

Remuneration of the corporate officers

The total remuneration and the benefits of all kinds granted during the last financial year ended to the corporate officers by SIFA are as follows:

Rafael Gonzalez-Gallarza was granted a gross amount of 200,000 euros as remuneration for his duties as chairman and chief executive officer of SIFA.

3.1.10

Statutory auditors

3.1.10.1

Acting statutory auditors

Compagnie Consulaire d’expertise comptable Jean Delquie CCC-JD, represented by Mr Benoît Fléchon, with registered offices at 84, boulevard de Reuilly, 75012 Paris, appointed for the first time by the shareholders at their meeting of 30 June 1998, with a term that was renewed for a period to end following the 2010 shareholders' meeting which will vote on the financial statements for financial year 2009.

KPMG Audit, represented by Mr Emmanuel Anguis, with registered offices at 1, cours Valmy, 92923 Paris La Défense Cedex. KPMG Audit was appointed by the shareholders at their meeting of 28 November 2002 for a term of six (6) financial years. This term will end following the 2008 shareholders' meeting which will vote on the financial statements for financial year 2007.

3.1.10.2

Deputy statutory auditors

Mazars & Guérard, substitute for Compagnie Consulaire d’expertise comptable Jean Delquie CCC-JD, represented by Mr Frédéric Allilaire, with registered offices at 39, rue de Wattignies, 75012 Paris, appointed by the shareholders at their meeting of 30 May 1988, with a term that was renewed for a period to end following the 2006 shareholders' meeting which will vote on the financial statements for financial year 2005.

Mr Masashi Suzuki, substitute for KPMG Audit, domiciled at 1, cours Valmy 92923 Paris La Défense Cedex, appointed by the shareholders at their meeting of 28 November 2002 for a term of six (6) financial years. This term will end following the shareholders' meeting which will vote on the financial statements for financial year 2007.

3.1.11

Regulated related-party agreements

None.

3.2

GENERAL INFORMATION ON THE SHARE CAPITAL OF SIFA

3.2.1

Amount of the share capital

The share capital is set at two million, two hundred and seventy-eight thousand, nine hundred and fifty-six euros and ten euro cents (€2,278,956.10). It is divided into one hundred and forty-nine thousand four hundred and thirty-seven (149,437) fully paid-up shares of the same class.

3.2.2

Authorised unissued share capital

None.

Pernod Ricard - 25

3.2.3

Breakdown of the share capital and voting rights

	Number of shares	% of the share capital and voting rights
Kirin Brewery Company Limited	70,997	47.5097%
Santa Lina SA	66,461	44.4743%
Mr Rafael Gonzalez-Gallarza	11,749	7.8622%
SA Paul Ricard	224	0.1499%
Mr Kato Kazuyasu	1	0.0007%
Mr Sato Kazuhiro	1	0.0007%
Mr Maeda Hitoshi	1	0.0007%
Mr Pierre Pringuet	1	0.0007%
Mr Patrick Ricard	1	0.0007%
Péribel	1	0.0007%
TOTAL	149,437	100%

3.2.4

Table showing the changes in the share capital of SIFA over the last five years

	31.12.2004	31.12.2003	31.12.2002	31.12.2001	31.12.2000
Share capital (in euros)	2,278,956.10	2,278,956.10	2,278,956.10	2,260,000	2,259,202.96
Number of shares issued	149,437	149,437	149,437	148,194	148,194

3.3

INFORMATION CONCERNING SIFA'S BUSINESS ACTIVITIES

3.3.1

Brief history

The sole business activity of SIFA since its creation is the holding and management of its interest in the share capital of Pernod Ricard.

3.3.2

Presentation of the business activities

SIFA's sole business activity is the holding and management of its 7.703% interest in the share capital of Pernod Ricard.

3.3.3

Operating organisation and human resources

Not applicable. SIFA has no employees.

3.3.4

Risk factors

As SIFA's only material asset is its Pernod Ricard Shares, SIFA is exposed to risk with respect to the Pernod Ricard shares.

The risks borne by Pernod Ricard are described in its document de référence (reference document) filed with the AMF on 10 October 2005.

3.3.5

Exceptional events and disputes

There are currently no disputes or exceptional events that are likely to substantially affect the financial structure, business activities or income of SIFA, subject to the statement made under paragraph 3.3.6 below.

3.3.6

Recent development

The Board of Directors of 29 September 2005 decided to propose to its shareholders the merger of their company with Pernod Ricard, the transaction that is the subject matter of this report, and the distribution of the Dividend. The final amount of the Dividend (of a maximum amount of 18.5 million euros) will be determined during the first fortnight of January 2006 by SIFA’s board of directors. Its amount will be calculated so as to ensure that on the Effective Date, the assets (excluding the Pernod Ricard Shares) minus the liabilities of the company is equal to 0. The Dividend will be distributed immediately after the board of directors’ meeting, and in any case prior to the Effective Date.

3.4

FINANCIAL INFORMATION

3.4.1

SIFA's statutory financial statements (31 December 2004, 31 December 2003 and 31 December 2002)

SIFA's statutory financial statements for the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 are set out in Appendix 2 to this report.

3.4.2

General statutory auditors' report on the statutory financial statements (31 December 2004, 31 December 2003 and 31 December 2002)

The general statutory auditors' reports on the statutory financial statements of SIFA for the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 are set out in Appendix 3 to this report.

3.4.3

Accounting statement as at 30 June 2005

An accounting statement of SIFA as at 30 June 2005, drawn up according to the same methods and following the same presentation as the financial statements of SIFA drawn up as at 31 December 2004, and reviewed by the auditors in accordance with Articles L. 823-9, L.823-10 and L. 823-12 of the French Commercial Code is set out in Appendix 4 to this report.

The Board of Directors.

Pernod Ricard - 27

Appendix 1

Reports of the Commissaires à la fusion (merger auditors)

Pernod Ricard
A French Public Limited Company with a share capital of 290,383,913 euros
12, Place des Etats-Unis
75016 Paris
Paris Trade and Companies Register No. 582 041 943

_________________________________

REPORT BY THE MERGER AUDITORS ON THE VALUE OF THE CONTRIBUTIONS MADE IN THE MERGER-BY-TAKEOVER OF SIFA BY PERNOD RICARD

Dominique Ledouble	Jean-Charles de Lasteyrie	Alain Abergel

99, boulevard Haussmann	2, avenue Hoche	143, rue de la Pompe
75008 Paris	75008 Paris	75116 Paris

The following is a free translation of the French language document and is provided for information purposes only, and is of no binding or other legal effect. Only the original French language document shall govern with respect to the matters described herein.

The report should be read in conjunction with, and is construed in accordance with, French law and professional standards applicable in France.

To the shareholders,

Pursuant to the assignment which was given to us by an order of the President of the Paris Commercial Court of 5 September 2005, concerning the merger-by-takeover of Société Immobilière et Financière pour l’Alimentation – hereinafter SIFA – by Pernod Ricard, we submit to you our report on the value of the contributions to be made in this transaction.

The net assets contributed were determined in the merger agreement signed by the representatives of the companies concerned on 30 September 2005. It is our responsibility to provide our conclusions on the fact that the value of the contributions is not overestimated.

For this purpose, we carried out our work in accordance with the standards of the Compagnie Nationale des Commissaires aux Comptes (French National Institute of Statutory Auditors) applicable to this assignment; these standards require us to implement procedures aimed at assessing the value of the contributions, at ensuring that this value has not been overestimated and at verifying that it corresponds at least to the nominal value of the shares to be issued by the surviving company plus the merger premium.

In a separate report and in accordance with the provisions of Article L.236-10 of the French Commercial Code, we are also reporting on our assessment of the remuneration for the contributions made by SIFA to Pernod Ricard.

We were never at any time subject to one of the cases of incompatibility, prohibition or disqualification provided for by French law.

We carried out our assignment in accordance with the provisions of Article L.225-147 of the French Commercial Code and set out below our observations and findings which are presented in the following order:

I.

OVERVIEW OF THE TRANSACTION

II.

DESCRIPTION OF THE CONTRIBUTIONS

III

WORK PERFORMED

IV

ASSESSMENT OF THE VALUE OF THE CONTRIBUTIONS

V

CONCLUSION

Report on the value of the contributions – Page 2

I

OVERVIEW OF THE TRANSACTION

I.1.

Description of the companies

I.1.1

Surviving company: Pernod Ricard

Pernod Ricard is a société anonyme (public limited company) with a board of directors incorporated under French law, having its registered offices at 12, Place des Etats-Unis, 75016 Paris. It is registered with the Paris Trade and Companies Register under number 582 041 943.

The company’s business purposes shall be, directly or indirectly:

-

to manufacture, acquire and sell all wines, spirits and liquors, and alcohol and all food products and food wares, to use, process and trade in all their forms finished or semi-finished products, sub-products, substitutes arising out of the major operations performed in the distilleries or other industrial establishments of a similar kind. The operations mentioned above may be done in wholesale, semi-wholesale or retail and in all places, both in France and outside France. Deposit, purchase, and sale come under the list stated above;

-

to represent any and all French or foreign companies that produce, manufacture or sell products of a similar kind;

-

to participate in all deals or operations whatsoever, that may be connected to the industry and to the trade of like products, in any form whatsoever, to create new companies, to make contributions, subscriptions, and acquisitions of securities, or acquisitions of ownership rights, etc.;

-

to perform all operations relating to the hotel industry and the entertainment industry in general and in particular, to take part in all enterprises, companies, already existing or to be created, deals or operations whatsoever that may be associated with the hotel industry and the entertainment industry in general, it being specified that the Company may perform all these operations on its own behalf or on behalf of third parties and may do them either alone or in participation, associations or companies with any third parties or other companies and may perform them in any way whatsoever: contributions, mergers, subscriptions, or acquisitions of securities or of ownership rights, etc.;

-

take equity shares in all industrial, commercial, agricultural, real estate, financial, or other companies, existing or to be created, whether French or foreign;

Report on the value of the contributions – Page 3

-

to acquire, alienate, exchange and perform all operations concerning securities, shares of stock, membership shares, investment certificates, convertible or exchangeable bonds, stock warrants, bonds with stock warrants attached and generally concerning all securities and interests in movables whatsoever;

-

all operations of an agricultural nature, or general cropping, arboriculture, livestock production, viticulture, etc., and all connected or derivative operations of an agricultural or industrial nature relating thereto;

-

and in general, to conduct any industrial, commercial, and financial activities, and all transactions concerning personal property and real estate, when such activities relate directly or indirectly to the purposes defined above or that may contribute to their development.

Pernod Ricard's corporate capital currently amounts to 290,383,913 euros. It is divided into 93,672,230 shares with a par value of 3.10 euros each, all fully paid up and all of the same class.

The total number of Pernod Ricard securities that may be created following the exercise of the stock options in effect as of 30 September 2005 amounts to 1,776,759 shares.

Pernod Ricard’s shares are traded on the Eurolist market of Euronext (Compartment A) Paris SA (deferred settlement system).

As a result of its acquisition of Allied Domecq, Pernod Ricard now has the status of "SEC Registrant" which comprises a certain number of obligations, notably reporting obligations to the SEC.

I.1.2

Absorbed company: SIFA

SIFA (Société Immobilière et Financière pour l’Alimentation) is a société anonyme (limited company) with a board of directors incorporated under French law having its registered offices at 6, Place de la Madeleine, 75008 Paris. It is registered with the Paris Trade and Companies Register under number 722 043 650.

The company’s business purposes shall be:

-

to rent, with or without a commitment to sell, to acquire, administer and operate, via renting or otherwise, any and all buildings or portions of buildings, whether currently built or not, that would be deemed to be useful to the company;

Report on the value of the contributions – Page 4

-

to acquire equity shares and holdings in all kinds of businesses and companies, especially in businesses that trade in foodstuffs;

-

to use the company's available cash for all investments in any securities whatsoever;

-

and, more generally, to perform all real estate and financial operations directly or indirectly related to these purposes, or which may facilitate the development thereof.

SIFA's corporate capital currently amounts to 2,278,956.10 euros. It is divided into 149,437 ordinary shares, all fully paid up and all of the same class.

SIFA does not offer its securities to the public.

I.1.3

Links between the companies

A – Capital links:

Pernod Ricard does not hold any direct equity shares in SIFA. SIFA holds a 7.703% stake in the capital of Pernod Ricard.

B – Directors and management:

Mr Patrick Ricard, the Chairman and Chief Executive Officer of Pernod Ricard, is the permanent representative of Santa Lina SA, which is a director of SIFA.

Mr Rafael Gonzalez-Gallarza, a director of Pernod Ricard, is the Chairman and Chief Executive Officer of SIFA.

Mr Pierre Pringuet, a director and Deputy Chief Executive Officer of Pernod Ricard, is a director of SIFA.

I.2.

Grounds and purposes of the merger

SIFA owns 7,215,373 Pernod Ricard shares out of the 93,672,230 shares making up the company's capital, representing 7.703% of Pernod Ricard's capital and 13.43% of its voting rights.

Report on the value of the contributions – Page 5

SIFA is owned by Kirin Brewery Company Limited, Santa Lina SA (a 99.99% subsidiary of Pernod Ricard), Mr Rafael Gonzalez-Gallarza and SA Paul Ricard (the owner of 9.370% of Pernod Ricard's capital), which respectively own 47.510%, 44.474%, 7.862%, and 0.150% of its capital and voting rights.

As shown in the proposed merger agreement, Pernod Ricard's current simplified ownership chart can be represented as follows:

Prior to the effective date, Kirin has planned to transfer its holding in SIFA in favour of a company in its group that is located in Europe, Kirin International Finance BV.

The purpose of the merger-by-takeover of SIFA by Pernod Ricard is to simplify the ownership structures of Pernod Ricard. The interest owned indirectly by Pernod Ricard in SIFA via Santa Lina is scheduled to disappear during the year and will in the meantime be deprived of its voting rights.

As far as SIFA's shareholders are concerned, the merger will enable them to own their interest directly in Pernod Ricard.

After completion of the merger-by-takeover of SIFA by Pernod Ricard, the simplified ownership chart, therefore, would be represented as follows, as shown in the merger agreement:

Report on the value of the contributions – Page 6

I.3.

Terms and conditions of the transaction

I.3.1

Accounts used to determine the conditions of the transaction

The terms and conditions of the merger were drawn up for Pernod Ricard on the basis of its financial statements as at 30 June 2005 (the end of the financial year), which will be submitted for the approval of the ordinary general meeting to be held on 10 November 2005.

The latest financial statements of SIFA were drawn up at 31 December 2004 (the end of the financial year), and approved by the ordinary general meeting held on 30 June 2005.

In order to ensure consistency with the financial year-end of Pernod Ricard, the terms and conditions of the merger agreement were established for SIFA on the basis of an accounting statement as at 30 June 2005, drawn up according to the same methods and following the same presentation as the financial statements of SIFA drawn up at 31 December 2004, and reviewed by the Statutory Auditors in accordance with Article L.225-235 of the French Commercial Code.

I.3.2

Effective date of the merger

Pursuant to Article L.236-4 of the French Commercial Code, the parties have decided, by express agreement, that the merger will take effect on 16 January 2006, that is after the date on which the merger will be submitted to the general shareholders' meetings of SIFA and Pernod Ricard.

Report on the value of the contributions – Page 7

Pernod Ricard will be the owner of the assets that are contributed and will have effective possession of them from and after such date.

From and after that date, the surviving company will be subrogated outright, in general, in all the miscellaneous rights, actions, obligations and commitments of the absorbed company, to the extent that such rights, actions, obligations and commitments relate to the assets that are contributed.

The 7,215,373 new Pernod Ricard shares issued in remuneration of the contributions will be created “with dividend entitlement from the effective date” and will be credited to the new shareholders as soon as possible as of that date. Those shares will, from and after the effective date, be fully treated as existing shares, provide the same entitlements and incur the same charges, in particular any withholding of taxes, in such a way that all the securities of the same kind, with no distinction, will provide entitlement to the payment of the same net amount when any distribution or any redemption is made during the life of the company or on its liquidation.

I.3.3

Tax treatment

A – Corporate income tax

The merger will be subject to the favourable tax treatment provided for in Article 210 A of the French Tax Code.

B – Registration duties

The merger will be subject to the fixed duty provided for in Article 816 of the French Tax Code.

The other conditions are specified in the proposed merger agreement.

I.3.4.

Conditions precedent

The merger is subject to the following conditions precedent:

-

Approval by SIFA's extraordinary general shareholders' meeting of the planned merger and by SIFA’s ordinary general meeting of the distribution of an exceptional dividend of a maximum amount of 18.5 million euros, which will be finally determined  by SIFA’s board of directors such that on the effective date, the assets (excluding the 7,215,373 Pernod Ricard shares held by SIFA) minus the liabilities of SIFA is equal to 0;

Report on the value of the contributions – Page 8

-

Approval of the merger by Pernod Ricard's extraordinary general meeting and of the capital increase that will result from the merger.

The completion of the merger-by-takeover of SIFA by Pernod Ricard shall take effect on the effective date, subject to satisfaction of the conditions precedent. No liquidation shall be undertaken, since all SIFA's assets and liabilities are being transferred to Pernod Ricard.

Unless the above conditions are fulfilled by 31 December 2005 at the latest, the merger agreement shall be considered void and ineffective, unless the applicable time period  is extended.

II

DESCRIPTION OF THE CONTRIBUTIONS

II.1 Description of the contributions

Pursuant to the provisions of Règlement CRC (French Accounting Regulations Committee Regulation) 04-01 of 4 May 2004, the assets and liabilities of SIFA are contributed at their real value, on the basis of an accounting statement as at 30 June 2005 (the "reference accounts").

Pursuant to the terms of the proposed merger agreement, SIFA contributes to Pernod Ricard all its property, rights and obligations, as regards both assets and liabilities, that it has as of the effective date, valued at their estimated real value at 30 September 2005, date of signature of the agreement.

As the Pernod Ricard shares are SIFA's only material asset, the merger agreement provides that it will be proposed to the general shareholders' meeting of SIFA called to decide on the merger to also decide on the distribution of an exceptional dividend of a maximum amount of  EUR 18,500,000.

The final amount of the dividend will be set during the first two weeks of January 2006 by SIFA's Board of Directors. Its amount will be fixed such that at the effective date, the net assets contributed (excluding the Pernod Ricard shares) will be equal to EUR 0. The dividend will be distributed immediately after it has been set and in any event prior to the effective date.

Accordingly, only the contribution of the Pernod Ricard shares will be remunerated in the merger.

Report on the value of the contributions – Page 9

II.1.1 Net book value in the reference accounts of the assets contributed and the liabilities assumed

At 30 June 2005, the assets contributed and the liabilities assumed consist of the following:

30/06/2005

Assets contributed	64 069 119
Pernod Ricard shares	45 991 447
Other receivables	4 174
Investment securities	17 713 152
Cash in hand	360 346

Liabilities assumed	7 382 982
Dividends to be distributed	6 875 349
Trade payables	7 415
Tax and social liabilities	153 138
Other liabilities	347 080

In the reference accounts, the Pernod Ricard shares are valued on the basis of their historical cost, namely an average value of 6.37 euros per share, which results in a total value of 45,991,447 euros, which is much lower than the interim real value amounting to 1,054,083,018 euros.

II.1.2

Real value of the Pernod Ricard shares

A – Interim real value of the Pernod Ricard shares:

Pursuant to the merger agreement, the Pernod Ricard shares held by SIFA are valued at their interim real value, determined on the basis of the one-month average of stock market prices and weighted by the volumes for the month prior to 30 September 2005, the date of signature of the merger agreement, i.e. a value of 1,054,083,018 euros.

B – Final real value of the Pernod Ricard shares:

Within 45 days of the effective date, Pernod Ricard's Board of Directors will determine:

-

the final value of the Pernod Ricard shares, determined on the basis of the one-month average of stock market prices and weighted by the volumes for the month prior to the effective date;

-

Report on the value of the contributions – Page 10

-

the final amount of the merger premium as of the effective date, which will be equal to the difference between the final real value and the nominal amount of the increase in the share capital of Pernod Ricard.

II.2  Remuneration of the contributions

Given the fact that only the contribution of the Pernod Ricard shares will be remunerated in the merger, the share exchange ratio has been set by evaluating SIFA by transparency, on the basis of the number of Pernod Ricard shares.

It will be proposed to the extraordinary general shareholders' meeting of Pernod Ricard that it cancel the Pernod Ricard shares contributed by SIFA, which are equal in number to the number of Pernod Ricard shares created to remunerate the contribution.

Accordingly, after completion of the merger-by-takeover:

-

the amount of the merger premium should be zero;

-

the share capital of Pernod Ricard would amount to 290,383,913 euros, broken down into 93,672,230 shares with a par value of 3.10 euros each, that is an amount and a breakdown that remain unchanged compared to the situation prior to the merger-by-takeover of SIFA by Pernod Ricard.

A more detailed description and the assessment of the remuneration for the contributions are the subject of a separate report which we invite the reader to refer to.

III

WORK PERFORMED

We carried out the work we considered necessary in accordance with the standards of the Compagnie Nationale des Commissaires aux Comptes (French National Institute of Statutory Auditors) in order to:

-

Check on the reality of the contributions and the exhaustiveness of the assets transferred;

-

Analyse the unit values proposed in the merger agreement;

-

Verify the value of the contributions taken as a whole;

-

Ensure that, up to the date of issuance of this report, there were no facts or events that were liable to call into question the value of the contributions.

Our assignment is intended to give the shareholders of Pernod Ricard an informed view of the value of the contributions made by SIFA. It cannot be deemed to be comparable to a "due diligence" assignment carried out for a lender or purchaser and did not comprise all the work that would be required for this type of assignment. Our report cannot therefore be used in this context.

Our work consisted mainly of the following:

Report on the value of the contributions – Page 11

-

examining the merger agreement and its appendices;

-

holding discussions with the representatives of the companies concerned by the merger in order to understand the envisaged transaction and the context in which it is taking place, and in order to analyse the proposed accounting, legal and tax conditions of such transaction;

-

checking that the latest annual financial statements of the companies received an unqualified opinion from the Statutory Auditors and that the limited review of SIFA's interim financial statements as of 30 June 2005 did not bring to light any irregularity;

-

checking that the last statement drawn up as provided for by decree dating back less than three months as compared to the date of filing of the merger agreement received an unqualified opinion on the limited review by  the Statutory Auditors;

-

ensuring that the assets contributed were duly owned and freely available by obtaining confirmation that no pledge existed with regard thereto;

-

ensuring that the projected income for the interim period applied in respect of the value of the contributions is sufficient not to call into question the overall value of the contributions;

-

monitoring changes in stock market prices of Pernod Ricard shares which are traded on the Eurolist market of Euronext Paris;

-

asking management to confirm to us that the information provided on this transaction was exhaustive and that there have been no significant events liable to call into question the assumptions used in order to determine the value of the contributions.

IV

ASSESSMENT OF THE VALUE OF THE CONTRIBUTIONS

A – On the assessment of the unit values

Pursuant to CRC regulation No. 04-01, the assets and liabilities are contributed at their real value, it being specified that as a result of the distribution of a maximum exceptional dividend of 18,500,000 euros as of the effective date of the transaction, the assets and liabilities other than the Pernod Ricard shares will have a value of zero as of such date.

A review of the Statutory Auditors' reports did not bring to light any information liable to call into question the value of these contributions and, moreover, we did not note the existence of any such information at the time of the work we carried out.

Report on the value of the contributions – Page 12

Accordingly, when completing our work, we did not note any information liable to affect the proposed value of the contributions.

B – On the assessment of the values taken as a whole

The final real value of the contributions will be equal to the one-month average of stock market prices and weighted by the volumes for the month prior to the effective date.

This value is based on an objective and easily verifiable reference, which appears to us to be appropriate and does not call for any specific comments on our part.

-O-O-O-

V.

CONCLUSION

As of the date of signature of this report, the final real value of the contributions,  equal to the one-month average of stock market prices for Pernod Ricard shares and weighted by the volumes for the month prior to the effective date, used as a reference for the general conditions of the merger, is still unknown.

Under the terms of the merger agreement, the Pernod Ricard shares held by SIFA are valued at their interim real value, determined on the basis of the one-month average of stock market prices and weighted by the volumes for the month prior to 30 September 2005, the date of signature of the merger agreement, i.e. a value of 1,054,083,018 euros.

Furthermore, as a result of the distribution of an exceptional dividend of a maximum amount of 18,500,000 euros, as of the effective date, the assets and liabilities other than the Pernod Ricard shares will have a value of zero as of such date.

In conclusion, on the basis of the work we performed, we are of the opinion that the value of the contributions as of the date of signature of the merger agreement, amounting to 1,054,083,018 euros, is not overestimated and, accordingly, that the net assets contributed are at least equal to the amount of the share capital increase plus the merger premium.

Signed in Paris, on 5 October 2005

Dominique Ledouble	Jean-Charles de Lasteyrie	Alain Abergel

Report on the value of the contributions – Page 13

Pernod Ricard
A French Public Limited Company with a share capital of 290,383,913 euros
12, Place des Etats-Unis
75016 Paris
Paris Trade and Companies Register No. 582 041 943

_________________________________

REPORT BY THE MERGER AUDITORS ON THE REMUNERATION OF THE CONTRIBUTIONS PROPOSED IN THE MERGER-BY-TAKEOVER OF SIFA BY PERNOD RICARD (Article L.236-10 of the French Commercial Code)

Dominique Ledouble	Jean-Charles de Lasteyrie	Alain Abergel

99, boulevard Haussmann	2, avenue Hoche	143, rue de la Pompe
75008 Paris	75008 Paris	75116 Paris

The following is a free translation of the French language document and is provided for information purposes only, and is of no binding or other legal effect. Only the original French language document shall govern with respect to the matters described herein.

The report should be read in conjunction with, and is construed in accordance with, French law and professional standards applicable in France.

To the shareholders,

Pursuant to the assignment which was given us by an order of the President of the Paris Commercial Court of 5 September 2005, concerning the merger-by-takeover of Société Immobilière et Financière pour l’Alimentation – hereinafter SIFA – by Pernod Ricard, we submit to you our report on the remuneration for the contributions to be made in this transaction.

The remuneration for the contributions results from the exchange ratio which was set in the merger agreement signed by the representatives of the companies concerned on 30 September 2005. It is our responsibility to give an opinion on the equitable nature of the share exchange ratio.

For this purpose, we carried out our work in accordance with the standards of the Compagnie Nationale des Commissaires aux Comptes (French National Institute of Statutory Auditors) applicable to this assignment; these standards require us to implement procedures aimed firstly at verifying that the relative values allocated to the shares of the companies participating in the transaction are relevant and, secondly, at analysing the position of the share exchange ratio as compared to the relative values that are considered relevant.

In a separate report and in accordance with the provisions of Article L.225-147 of the French Commercial Code, we are also reporting on our assessment of the value of the contributions made by SIFA to Pernod Ricard.

We were never at any time subject to one of the cases of incompatibility, prohibition or disqualification provided for by French law.

We carried out our assignment in accordance with the provisions of Article L.236-10 of the French Commercial Code and set out below our observations and findings which are presented in the following order:

I.

OVERVIEW OF THE TRANSACTION

II.

DESCRIPTION AND REMUNERATION OF THE CONTRIBUTIONS

III

WORK PERFORMED

IV

ASSESSMENT OF THE EQUITABLE NATURE OF THE SHARE EXCHANGE RATIO

V.

CONCLUSION

Report on the remuneration of the contributions – Page 2

I

OVERVIEW OF THE TRANSACTION

I.1.

Description of the companies

I.1.1

Surviving company: Pernod Ricard

Pernod Ricard is a société anonyme (public limited company) with a board of directors incorporated under French law, having its registered offices at 12, Place des Etats-Unis, 75016 Paris. It is registered with the Paris Trade and Companies Register under number 582 041 943.

The company’s business purposes shall be, directly or indirectly:

-

to manufacture, acquire and sell all wines, spirits and liquors, and alcohol and all food products and food wares, to use, process and trade in all their forms finished or semi-finished products, sub-products, substitutes arising out of the major operations performed in the distilleries or other industrial establishments of a similar kind. The operations mentioned above may be done in wholesale, semi-wholesale or retail and in all places, both in France and outside France. Deposit, purchase, and sale come under the list stated above;

-

to represent any and all French or foreign companies that produce, manufacture or sell products of a similar kind;

-

to participate in all deals or operations whatsoever, that may be connected to the industry and to the trade of like products, in any form whatsoever, to create new companies, to make contributions, subscriptions, and acquisitions of securities, or acquisitions of ownership rights, etc.;

-

to perform all operations relating to the hotel industry and the entertainment industry in general and in particular, to take part in all enterprises, companies, already existing or to be created, deals or operations whatsoever that may be associated with the hotel industry and the entertainment industry in general, it being specified that the Company may perform all these operations on its own behalf or on behalf of third parties and may do them either alone or in participation, associations or companies with any third parties or other companies and may perform them in any way whatsoever: contributions, mergers, subscriptions, or acquisitions of securities or of ownership rights, etc.;

-

take equity shares in all industrial, commercial, agricultural, real estate, financial, or other companies, existing or to be created, whether French or foreign;

Report on the remuneration of the contributions – Page 3

-

to acquire, alienate, exchange and perform all operations concerning securities, shares of stock, membership shares, investment certificates, convertible or exchangeable bonds, stock warrants, bonds with stock warrants attached and generally concerning all securities and interests in movables whatsoever;

-

all operations of an agricultural nature, or general cropping, arboriculture, livestock production, viticulture, etc., and all connected or derivative operations of an agricultural or industrial nature relating thereto;

-

and in general, to conduct any industrial, commercial, and financial activities, and all transactions concerning personal property and real estate, when such activities relate directly or indirectly to the purposes defined above or that may contribute to their development.

Pernod Ricard's corporate capital currently amounts to 290,383,913 euros. It is divided into 93,672,230 shares with a par value of 3.10 euros each, all fully paid up and all of the same class.

The total number of Pernod Ricard securities that may be created following the exercise of the stock options in effect as of 30 September 2005 amounts to 1,776,759 shares.

Pernod Ricard’s shares are traded on the Eurolist market of Euronext (Compartment A) Paris SA (deferred settlement system).

As a result of its acquisition of Allied Domecq, Pernod Ricard now has the status of "SEC Registrant" which comprises a certain number of obligations, notably reporting obligations to the SEC.

I.1.2

Absorbed company: SIFA

SIFA (Société Immobilière et Financière pour l’Alimentation) is a société anonyme (limited company) with a board of directors incorporated under French law, having its registered offices at 6, Place de la Madeleine, 75008 Paris. It is registered with the Paris Trade and Companies Register under number 722 043 650.

The company’s business purposes shall be:

-

to rent, with or without a commitment to sell, to acquire, administer and operate, via renting or otherwise, any and all buildings or portions of buildings, whether currently built or not, that would be deemed to be useful to the company;

-

to acquire equity shares and holdings in all kinds of businesses and companies, especially in businesses that trade in foodstuffs;

Report on the remuneration of the contributions – Page 4

-

to use the company's available cash for all investments in any securities whatsoever;

-

and, more generally, to perform all real estate and financial operations directly or indirectly related to these purposes, or which may facilitate the development thereof.

SIFA's corporate capital currently amounts to 2,278,956.10 euros. It is divided into 149,437 ordinary shares, all fully paid up and all of the same class.

SIFA does not offer its securities to the public.

I.1.3

Links between the companies

A – Capital links:

Pernod Ricard does not hold any direct equity shares in SIFA. SIFA holds a 7.703% stake in the capital of Pernod Ricard.

B – Directors and management:

Mr Patrick Ricard, the Chairman and Chief Executive Officer of Pernod Ricard, is the permanent representative of Santa Lina SA, which is a director of SIFA.

Mr Rafael Gonzalez-Gallarza, a director of Pernod Ricard, is the Chairman and Chief Executive Officer of SIFA.

Mr Pierre Pringuet, a director and Deputy Chief Executive Officer of Pernod Ricard, is a director of SIFA.

I.2.

Grounds and purposes of the merger

SIFA owns 7,215,373 Pernod Ricard shares out of the 93,672,230 shares making up the company's capital, representing 7.703% of Pernod Ricard's capital and 13.43% of its voting rights.

SIFA is owned by Kirin Brewery Company Limited, Santa Lina SA (a 99.99% subsidiary of Pernod Ricard), Mr Rafael Gonzalez-Gallarza and SA Paul Ricard (the owner of 9.370% of Pernod Ricard's capital), which respectively own 47.510%, 44.474%, 7.862%, and 0.150% of its capital and voting rights.

As shown in the proposed merger agreement, Pernod Ricard's current simplified ownership chart, can be represented as follows:

Report on the remuneration of the contributions – Page 5

Prior to the effective date, Kirin has planned to transfer its holding in SIFA in favour of a company in its group that is located in Europe, Kirin International Finance BV.

The purpose of the merger-by-takeover of SIFA by Pernod Ricard is to simplify the ownership structures of Pernod Ricard. The interest owned indirectly by Pernod Ricard in SIFA via Santa Lina is scheduled to disappear during the year and will in the meantime it is deprived of its voting rights.

As far as SIFA's shareholders are concerned, the merger will enable them to own their interest directly in Pernod Ricard.

After completion of the merger-by-takeover of SIFA by Pernod Ricard, the simplified ownership chart, therefore, would be represented as follows, as shown in the merger agreement:

Report on the remuneration of the contributions – Page 6

I.3.

Terms and conditions of the transaction

I.3.1

Accounts used to determine the conditions of the transaction

The terms and conditions of the merger were drawn up for Pernod Ricard on the basis of its financial statements as at 30 June 2005 (the end of the financial year), which will be submitted for the approval of the ordinary general meeting to be held on 10 November 2005.

The latest financial statements of SIFA were drawn up at 31 December 2004 (the end of the financial year), and approved by the ordinary general meeting held on 30 June 2005.

In order to ensure consistency with the financial year-end of Pernod Ricard, the terms and conditions of the merger agreement were established for SIFA on the basis of an accounting statement as at 30 June 2005, drawn up according to the same methods and following the same presentation as the financial statements of SIFA drawn up at 31 December 2004, and reviewed by the Statutory Auditors in accordance with Article L.225-235 of the French Commercial Code.

I.3.2

Effective date of the merger

Pursuant to Article L.236-4 of the French Commercial Code, the Parties have decided, by express agreement, that the merger will take effect on 16 January 2006, that is after the date on which the merger will be submitted to the general shareholders' meetings of SIFA and Pernod Ricard.

Pernod Ricard will be the owner of the assets that are contributed and will have effective possession of them from and after such date.

From and after that date, the surviving company will be subrogated outright, in general, in all the miscellaneous rights, actions, obligations and commitments of the absorbed company, to the extent that such rights, actions, obligations and commitments relate to the assets that are contributed.

The 7,215,373 new Pernod Ricard shares issued in remuneration of the contributions will be created “with dividend entitlement from the effective date” and will be credited to the new shareholders as soon as possible as of that date. Those shares will, from and after the effective date, be fully treated as existing shares, provide the same entitlements and incur the same charges, in particular any withholding of taxes, in such a way that all the securities of the same kind, with no distinction, will provide entitlement to the payment of the same net amount when any distribution or any redemption is made during the life of the Company or on its liquidation.

Report on the remuneration of the contributions – Page 7

I.3.3

Tax treatment

A – Corporate income tax

The merger will be subject to the favourable tax treatment provided for in Article 210 A of the French Tax Code.

B – Registration duties

The merger will be subject to the fixed duty provided for in Article 816 of the French Tax Code.

The other conditions are specified in the proposed merger agreement.

I.3.4.

Conditions precedent

The merger is subject to the following conditions precedent:

-

Approval by SIFA's extraordinary general shareholders' meeting of the planned merger and by SIFA’s ordinary general meeting of the distribution of an exceptional dividend of a maximum amount of 18.5 million euros, which will be finally determined  by SIFA’s board of directors such that on the effective date, the assets (excluding the 7,215,373 Pernod Ricard shares held by SIFA) minus the liabilities of SIFA is equal to 0;

-

Approval of the merger by Pernod Ricard's extraordinary general shareholders' meeting and of the capital increase that will result from the merger.

The completion of the merger-by-takeover of SIFA by Pernod Ricard shall take effect on the effective date, subject to satisfaction of the conditions precedent. No liquidation shall be undertaken, since all SIFA's assets and liabilities are being transferred to Pernod Ricard.

Unless the above conditions are fulfilled by 31 December 2005 at the latest, the merger agreement shall be considered void and ineffective, unless the applicable time period  is extended.

Report on the remuneration of the contributions – Page 8

II

DESCRIPTION AND REMUNERATION OF THE CONTRIBUTIONS

II.1 Description of the contributions

Pursuant to the provisions of Règlement CRC (French Accounting Regulations Committee Regulation) 04-01 of 4 May 2004, the assets and liabilities of SIFA are contributed at their real value, on the basis of an accounting statement as at 30 June 2005.

II.1.1

Net book value of the assets contributed and the liabilities assumed

At 30 June 2005, the assets contributed and the liabilities assumed amount to the following, according to the content of our separate report on the value of the contributions:

30/06/2005

Assets contributed	64 069 119
Pernod Ricard shares	45 991 447
Other receivables	4 174
Investment securities	17 713 152
Cash in hand	360 346

Liabilities assumed	7 382 982
Dividends to be distributed	6 875 349
Trade payables	7 415
Tax and social liabilities	153 138
Other liabilities	347 080

II.1.2

Interim real value and final real value of the

Pernod Ricard shares

A – Interim real value of the Pernod Ricard shares:

SIFA's only material asset consists of 7,215,373 Pernod Ricard shares. In SIFA's accounting statement at 30 June 2005, these shares are valued on the basis of their historical cost, i.e. an average value of 6.37 euros per share, which leads to a total value of 45,991,447 euros for such shares.

Report on the remuneration of the contributions – Page 9

From a practical standpoint, it will be proposed to the general shareholders' meeting of SIFA called to decide on the merger to also decide on the distribution of an exceptional dividend of a maximum amount of  EUR 18,500,000.

The final amount of the dividend will be determined during the first two weeks of January 2006 by SIFA's Board of Directors. Its amount will be calculated so as to ensure that at the effective date, the assets (excluding the Pernod Ricard shares) minus the company's liabilities will be equal to EUR 0. The dividend will be distributed immediately after it has been determined and in any event prior to the effective date.

Thus, only the Pernod Ricard shares held by SIFA are valued at their interim real value and only the contribution of the Pernod Ricard shares will be remunerated within the scope of the merger.

Pursuant to the merger agreement, the Pernod Ricard shares held by SIFA are valued at their interim real value, determined on the basis of the one-month average of stock market prices and weighted by the volumes for the month prior to 30 September 2005, the date of signature of the merger agreement, i.e. a value of 1,054,083,018 euros.

B – Final real value of the Pernod Ricard shares:

Within 45 days of the effective date, Pernod Ricard's Board of Directors will determine:

-

the final value of the Pernod Ricard shares, determined on the basis of the one-month average of stock market prices and weighted by the volumes for the month prior to the effective date;

-

the final amount of the merger premium as of the effective date, which will be equal to the difference between the final real value and the nominal amount of the increase in the share capital of Pernod Ricard.

II.2  Remuneration of the contributions

II.2.1

Share exchange ratio and remuneration of the contributions

Given the fact that only the contribution of the Pernod Ricard shares will be remunerated within the scope of the merger, the share exchange ratio has been set by evaluating SIFA by transparency, on the basis of the number of Pernod Ricard shares.

The interim real value amounts to 1,054,083,018 euros.

The exchange ratio of the SIFA shares against the Pernod Ricard shares established by the parties amounts to 48.2837 Pernod Ricard shares for 1 SIFA share.

Report on the remuneration of the contributions – Page 10

Thus, in remuneration of this contribution, 7,215,373 new shares with a par value of 3.10 euros each, fully paid up, will be allocated to the owners of the 149,437 shares making up the capital of SIFA, in proportion to their interest in the share capital and created by Pernod Ricard pursuant to the increase in its share capital of 22,367,656.30  euros.

Pernod Ricard's share capital would then be raised from 290,383,913 euros to 312,751,569.30 euros.

II.2.2

Interim merger premium

The merger premium adopted at the date of signature of the merger agreement to which the new and existing shareholders of Pernod Ricard will have entitlement, represents the difference between the interim real value of the contributions and the nominal value of the shares issued as consideration:

- Interim real value of the contributions	1,054,083,018.00 euros
less	22,367,656.30 euros
- Amount of the share capital increase	1,031,715,361.70 euros
Interim merger premium

The valuation of the interim merger premium has been established on the basis of the interim real value of the  contributions. The amount of the final merger premium will be established by Pernod Ricard's Board of Directors.

II.2.3

Reduction of the share capital of Pernod Ricard

Following the takeover of SIFA, Pernod Ricard will receive 7,215,373 of its own shares.

It will be proposed to Pernod Ricard's extraordinary general shareholders' meeting that it cancel all these 7,215,373 shares.

Pernod Ricard's share capital will thus be reduced from 312,751,569.30 euros to 290,383,913 euros and divided into 93,672,230 shares with a par value of 3.10 euros each, fully paid up.

Report on the remuneration of the contributions – Page 11

II.2.4

Net amount of the merger premium after the reduction in capital

As a result of the cancellation by Pernod Ricard of the Pernod Ricard Shares, it will be proposed to the extraordinary general shareholders' meeting that it allocates to the Interim Merger Premium the difference between the Interim Real Value (1,054,083,018 euros) of such shares and their par value (22,367,656.30 euros), which would reduce the merger premium to 0.

III

WORK PERFORMED

We carried out the work we considered necessary in accordance with the standards of the Compagnie Nationale des Commissaires aux Comptes (French National Institute of Statutory Auditors) in order to:

-

Verify that the relative values allocated to the shares of the companies participating in the transaction are relevant;

-

Ensure that, up to the date of issuance of this report, there were no facts or events that were liable to call into question the value of the contributions.

Our assignment is intended to give the shareholders an informed view of the relative values applied in order to assess the equitable nature of the share exchange ratio. It cannot be deemed to be comparable to a "due diligence" assignment carried out for a lender or purchaser and did not comprise all the work that would be required for this type of assignment. Our report cannot therefore be used in this context.

Our work consisted mainly of the following:

-

holding discussions with the representatives of the companies concerned by the merger in order to understand the envisaged transaction and the context in which it is taking place, and in order to analyse the proposed accounting, legal and tax conditions of such transaction;

-

verifying the correct implementation of the valuation methods;

-

checking that the latest annual financial statements of the companies received an unqualified opinion from the Statutory Auditors;

-

checking that the last statement drawn up as provided for by decree dating back less than three months as compared to the date of filing of the merger agreement received an unqualified opinion on the limited review by  the Statutory Auditors;

Report on the remuneration of the contributions – Page 12

-

ensuring that the projected income for the interim period applied in respect of the value of the contributions is sufficient not to call into question the overall value of the contributions;

-

analysing the relevance of the criterion applied to determine the relative values and searching for other possible criteria that could be applied, where applicable;

-

asking management to confirm to us that the information provided on this transaction was exhaustive and that there have been no significant events liable to call into question the assumptions used in order to determine the relative values;

-

examining the merger agreement and its appendices.

IV

ASSESSMENT OF THE EQUITABLE NATURE OF THE SHARE EXCHANGE RATIO

IV.1

Verification of the relevance of the relative values allocated to the shares of the companies participating in the transaction

IV.1.1

Determination of the relative values

Subject to satisfaction of the conditions precedent that will be submitted to the extraordinary general shareholders' meetings of both companies, the determination of the share exchange ratio results from the valuation of the two companies as follows:

▪

With regard to Pernod Ricard:

The shares of Pernod Ricard, the surviving company, are traded on the Eurolist market of Euronext (Compartment A) Paris SA (deferred settlement system).

Pursuant to the merger agreement, the Pernod Ricard shares were valued at an amount equal to the one-month average of stock market prices and weighted by the volumes for the month prior to the date of signature of the merger agreement.

However, the value of the Pernod Ricard shares finally applied will be a value equal to the one-month average of stock market prices and weighted by the volumes for the month prior to the effective date of the merger, i.e. 16 January 2006.

The final value of the Pernod Ricard shares will therefore only be known as from 16 January 2006.

▪

With regard to SIFA:

Report on the remuneration of the contributions – Page 13

Pursuant to the merger agreement, only the contribution of the Pernod Ricard shares held by SIFA was valued on the basis of the one-month average of stock market prices and weighted by the volumes for the month prior to 30 September 2005, the date of signature of the merger agreement.

The other assets and liabilities of SIFA have not been included in the calculation, inasmuch as a dividend will be distributed at the effective date of the transaction, with the aim of reducing to zero the value of SIFA's net assets as of such date (excluding the Pernod Ricard shares).

Within 45 days of the effective date, Pernod Ricard's Board of Directors will determine the final value as of the effective date of the Pernod Ricard shares held by SIFA, it being specified that the value of the Pernod Ricard shares which will be applied will be the one-month average of stock market prices and weighted by the volumes for the month prior to the effective date.

IV.1.2

Determination of the share exchange ratio

The exchange ratio of the SIFA shares against the Pernod Ricard shares applied by the parties amounts to 48.2837 Pernod Ricard shares for 1 SIFA share.

7,215,373 Pernod Ricard shares will therefore be issued in remuneration of the contribution and these shares will be allocated to the owners of the 149,437 shares making up the capital of SIFA in proportion to their stakes in the share capital.

IV.1.3

Analysis of the relevance of the relative values

Our analysis of the relevance of the relative values of SIFA and Pernod Ricard leads us to make the following assessments

-

the purpose of the transaction is to simplify the holding structures of Pernod Ricard and to enable the shareholders of SIFA to hold Pernod Ricard shares directly;

-

the relative values of the two companies are market values related to the trading of the Pernod Ricard shares, at a date set on the effective date of the transaction;

-

the share exchange ratio applied therefore does not lead to any element of inequity between shareholders and therefore appears to us to be relevant.

Report on the remuneration of the contributions – Page 14

IV.2

Assessment of the equitable nature of the proposed share exchange ratio

The determination of the share exchange ratio must normally result from a valuation carried out in accordance with various homogenous criteria that are representative of the respective weight, on the one hand of the contributions made and on the other of the beneficiary company.

Given the fact that only the contribution of the Pernod Ricard shares held by SIFA will be remunerated in the merger, the share exchange ratio has been determined by evaluating SIFA by transparency, on the basis of the number of Pernod Ricard shares that it holds.

Thus, whatever the final value of the Pernod Ricard share as of the effective date of the merger, the share exchange ratio will remain constant at 48.2837 Pernod Ricard shares for 1 SIFA share.

In the specific context of this transaction, it can be considered that the principle of the remuneration applied on the basis of the method described above is relevant.

The number of Pernod Ricard shares allocated to the shareholders of SIFA in remuneration of its contributions therefore appears to us to be equitable.

-O-O-O-

Report on the remuneration of the contributions – Page 15

V.

CONCLUSION

As of the date of signature of this report, the final value of Pernod Ricard, used as a reference for the general conditions of the merger, is still unknown.

However, inasmuch as only the contribution of the Pernod Ricard shares held by SIFA will be remunerated, the share exchange ratio has been determined by valuing SIFA by transparency, on the basis of the number of Pernod shares.

Thus, whatever the final value of the Pernod Ricard share as of the effective date of the merger, the share exchange ratio will remain constant at 48.2837 Pernod Ricard shares for 1 SIFA share.

Under these conditions and in conclusion, on the basis of the work we performed, we are of the opinion that the share exchange ratio of 48.2837 Pernod Ricard shares for 1 SIFA share is equitable.

Signed in Paris, 5 October 2005

Dominique Ledouble	Jean-Charles de Lasteyrie	Alain Abergel

Report on the remuneration of the contributions – Page 16

Appendix 2

Financial Statements of SIFA for the years ended 31 December 2004,

31 December 2003 and 31 December 2002

Financial statements of SIFA for the year ended 31 December 2004

SIFA SA	Year End 31/12/2004
Contents	Page 1

SIFA SA	Year End 31/12/2004
Balance sheet - assets (in Euros)	Page 2

		Gross amount	Depreciation or allowances	31/12/04	31/12/03

Uncalled subscrided capital
FIXED ASSETS
Intangible fixed assets
Start-up costs
Research and development costs
Franchises, patents and similar assets
Goodwill
Other intangible fixed assets
Advances payments relating to intangibles
Tangible fixed assets
Land
Buildings
Industrial fixtures and equipment
Other tangible fixed assets
Tangible fixed assets in progress
Advances payments on fixed assets
Financial fixed assets (2)
Investments under the equity method
	Other investments	45 991 446		45 991 446	45 991 446
Loan to group and related companies
Other investments (trade)
Loans
Other financial assets

	TOTAL	45 991 446		45 991 446	45 991 446

CURRENT ASSETS
Inventories
Raw material and supplies
Work in progress	- goods
- services
Finished goods and by-products
Merchandise

Advance to suppliers

Receivables (3) Trade receivable accounts
	Sundry debtors	24 856		24 856	27 173
Unpaid called capital
Others
	Marketable securities	9 479 673		9 479 673	8 403 886
	Available funds Cash hand equivalents				67 393
PREPAYMENTS
	Prepaid expenses	71		71

	TOTAL	9 504 600		9 504 600	8 498 453

Deferred charges
Premiums on redemption of debentures
Éxchange rate difference – Assets

	GRAND TOTAL	55 496 047		55 496 047	54 489 900

(1) Incl. Leasehold rights of
(2) Incl. Amounts due within 1 year of :
(3) Incl Amounts due after 1 year of :

SIFA SA	Year End 31/12/2004
Balance sheet - Liabilities (in Euros)	Page 3

	31/12/04	31/12/03

SHAREHOLDERS’ FUNDS

Share capital	2 278 956	2 278 956
Share premiums (mergers, contributions)	18 125 400	18 125 400
Revaluation reserves
Legal reserve	227 896	227 896
Statutory reserves
Regulated reserves	62 090	62 090
Other reserves
Profit and loss account brought forward	20 594 089	20 688 813
RESULT FOR THE FINANCIAL YEAR (Profit or loss)	13 932 304	13 033 316
Investment grants
Special provision for taxes purposes

TOTAL	55 220 737	54 416 473

OTHER FUNDS

Proceeds from insurance of subordinated equity
Advances subject to covenants

TOTAL

PROVISION

Provision for risks
Provision for future costs

TOTAL

LIABILITIES (1)

Convertible debenture loans
Other debenture loans
Borrowing from credit institutions (2)	105 532
Other borrowings and loans (3)
Customers’ advances
Operating liabilities	11 501	72 075
Taxes and social security debts	156 990
Liabilities related to fixed assets
Other creditors	1 284	1 351

DEFERRED INCOME (1)

Income recorded in advance

TOTAL	275 309	73 427

Exchange rate differences – Liabilities

OVERALL TOTAL	55 496 047	54 489 900

(1) More than one year
(1) Less than one year	275 309	73 427
(2) Including current bank facilities and overdrafts	105 532
(3) Or which loans remunerated based on future profits

SIFA SA	Year End 31/12/2004
Profit and Loss Account (In Euros)	Page 4

		From 01/01/04 to 31/12/04		From 01/01/03
	France	Export	Total	to 31/12/03

Sales of purchased goods/merchandise
Sales	- goods
- services

Net sales
Changes in stock of manufactured goods and work-in progress
Production of fixed assets capitalised
Trading incentive grants
Write-back of depreciation, provisions and transferred charges
Other income

Total operating income

Purchase of goods
Change in inventory of purchased goods
Purchases of raw materials and supplies
Change in inventory of raw materials and supplies
	Others purchases and expenses (3)		23 165	85 274
	Indirect taxes		30 419	60
	Wages and salaries		200 000
	Social security charges		75 585
Depreciation on fixed assets
Provision on fixed assets
Provision on current assets
Provision for risks and future costs
	Other expenses		273	2

	Total operating expenses		329 443	85 337

	Operating result		- 329 443	- 85 337

Share of joint venture operations	- Profit attributed or loss transferred
- Loss attributed or profit transfered

	Financial income total		14 319 206	13 202 733

Financial expense total

	NET FINANCIAL INCOME/EXPENSES		14 319 206	13 202 733

	RESULT OF ORDINARY OPERATIONS BEFORE CORPORATE TAX ON PROFIT		13 989 763	13 117 396

Total of exceptional income

	Total of exceptional expenses		5 665	10 280

	NET EXCEPTIONAL RESULT		-5 665	-10 280

Employees’ profit sharing plan
	Corporate income tax on profit		51 794	73 800

	TOTAL INCOME		14 319 206	13 202 733

	TOTAL EXPENSES		386 902	169 417

	PROFIT OR LOSS		13 392 304	13 033 316

SIFA SA	Year End 31/12/2004

NOTES TO THE ACCOUNTS

SIFA SA	Year End 31/12/2004
Notes to the Accounts : Contents	Page 6

SIFA SA	Year End 31/12/2004
Accounting principles and methods	Page 7

The annual financial statements are presented in accordance with the accounting principles generally accepted in France, under the following basic hypotheses:

- Going concern;

- Consistency of the accounting methods from year to year;

- Accrual basis.

and in accordance to the general rules of establishment and presentation of the annual financial statements.

The basis valuation method used is the historical cost method.

The mains methods used are the followings:

Investments, other financial assets

Gross value is made up of purchasing costs without ancillary costs. When the stock value is lower than the gross value, a provision is booked for the difference.

Receivables

Receivables are valued at nominal value. A provision for depreciation is booked when the stock value is lower than the accounting one.

SIFA SA	Year End 31/12/2004

NOTES ON THE ANNUAL FINANCIAL STATEMENTS

SIFA SA	Year End 31/12/2004
Schedule of maturity of receivables	Page 9

Receivables		Gross amount	Within 1 year	Over 1 year
Loans to Group and related companies
Loans
Other financial assets
Doubtful trade receivable accounts
Other trade receivables
Advances to employees
Prepaid social security and other social costs
	Corporate income tax	24 856	24 856
State and other public	VAT recoverable
organisations	Other taxes
Other
Intercompany accounts
Sundry debtors
Prepaid expenses		71	71
TOTAL		24 927	24 927
Amount	Loans granted during period
of	Repayments received during period
Loans and advancs to partners

SIFA SA	Year End 31/12/2004
Schedule of maturity of payables	Page 10

	Liabilities	Gross amount	For 1 year or less	For more than 1 year with a max of 5 years	For more than 5 years
Convertible debenture loans
Other debenture loans
Borrowings from credit institutions	Up to 1 year	105 532	105 532
More than 1 year
Other borrowing and loans
	Trade accounts payable and related liabilities	11 501	11 501
Accrued payroll expenses
	Social security payable	126 571	126 571
State and other public organizations	Corporate income tax
VAT payable
Bond notes
	Other taxes	30 419	30 419
Liabilities related to fixed assets
	Intercompany accounts	1 284	1 284
Other creditors
Liability relating to fixed assets, etc.
Income recorded in advance
	TOTAL	275 309	275 309
Loans obtained during period
Loans repaid during period
Loans due to partners or officers

SIFA SA	Year End 31/12/2004
Prepaid Expenses and Differed Income	Page 11

	Expenses	Income
Operating	71
Financial
Exceptional
TOTAL	71

SIFA SA	Year End 31/12/2004
Share capital	Page 12

	Number	Face amount
Share capital at the beginning of the period	149 437	15,25
Share capital issued during the period
Share capital repaid or cancelled during the period
Share capital at the end of the period	149 437	15,25

SIFA SA	Year End 31/12/2004
Accrued liabilities	Page 13

Accrued liabilities included in balance sheet items	Amount
Convertible debenture loans
Other debenture loans
Borrowing from credit institutions
Other borrowings and loans
Accounts payable	11 501
Tax and social liabilities	30 419
Other liabilities
TOTAL	41 921

SIFA SA	Year End 31/12/2004
Accrued assets	Page 14

Accrued assets	Amount
Receivables linked to participation
Other financial assets
Accounts receivables
Other receivables
Cash	262 777
TOTAL	262 777

SIFA SA	Year End 31/12/2004
Subsidiaries and investments	Page 15

K euros
- Share capital	218,501
- Net Equity before current year result	1,170,220
- Contribution of capital	10.237%
- Gross value of marketable securities	45,991
- Net value of marketable securities	45,991
- Loan	-
- Deposit and endorsement	-
- Turnover before taxes	-
- Net profit	93,882
- Dividends received	95,928
Net value	45,991

SIFA SA	Year End 31/12/2004
Other Balance sheet items	Page 16

Assets	Amount related firms	Receivables and liabilities
	linked	Which the society as a stake link	represented by bill of exchange
Uncalled suscribed capital
Advance payments relating to intangibles
Advance payments relating to tangibles
Other investments		45 991 447
Loans to groups and related companies
Loans
Other investments
Other financial assets
Advances to suppliers
Trade receivables accounts
Sundry debtors
Unpaid called capital
Marketable securities
Convertible debenture loans
Other debenture loans
Borrowing from credit institution
Other borrowings and loans	1 284
Customers’ advances
Trade accounts payable and related liabilities
Liabilities related to fixed assets
Other creditors

SIFA SA	Year End 31/12/2004
Dividends received	Page 17

The amount of dividend received from Pernod Ricard is 14 142 131 euros.

Financial statements of SIFA for the year ended 31 December 2003

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION

(S.I.F.A.)

PLC company; Share Capital amounting to 2.278.956,10 Euros

Address : 199 bis, Boulevard St-Germain - 75007 PARIS

722 043 650 RCS PARIS

BALANCE SHEET (in euros)

		ASSETS				LIABILITIES
		31.12.2003		31.12.2002		31.12.2003	31.12.2002
	gross	depreciations	net	net
Tangible fixed assets					Shareholders' funds
- land	-	-	-	-	- share capital	2 278 956	2 278 956
- buildings	-	-	-	-	- legal reserve	226 000	226 000
	__________	__________	__________	__________	- share premiums (mergers, contributions…)	18 125 401	18 125 401
	-	-	-	-	- Other reserves	62 091	62 091
					- Profit and loss account brought forward	20 688 813	20 770 185
Financial fixed assets					- Result for the financial year	13 033 317	11 673 744
- Other investments	45 991 447	-	45 991 447	45 991 447
- loans		-	0	1 181 640	- dividend advances	-	-
	__________	__________	__________	__________		__________	__________
	45 991 447	-	45 991 447	47 173 087		54 416 474	53 136 377

Current assets					banking liabilities	-	-
- Operating receivables	-	-	-	-
- other receivables	27 173	-	27 173	273	Other financial liabilities	-	-
	__________	__________	__________	__________
	27 173	-	27 173	273
					Operating liabilities	72 076	18 514
Availables funds cash	8 471 281	-	8 471 281	7 834 710	Taxes and social security debts	-	666 580
					Other creditors	1 351	4 959
	54 489 901	-	54 489 901	53 826 430		54 489 901	53 826 430

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION
(S.I.F.A.)
PLC company; Share Capital amounting to 2.278.956,10 Euros
Address : 199 bis, Boulevard St-Germain - 75007 PARIS
722 043 650 RCS PARIS

PROFIT AND LOSS ACCOUNT

(in euros)

	31.12.2003	31.12.2002

Overheads	(85 277)	(38 395)
	__________	__________
Value added	(85 277)	(38 395)
Taxes	(60)	(57)
	__________	__________
Gross profit or loss on trading	(85 337)	(38 452)
Other operating income	-	-
Depreciation and provision	-	-
	__________	__________
Operating income	(85 337)	(38 452)
Financial costs		(4 841)
Financial income from investments	12 987 721	10 390 138
Other financial income	215 013	1 985 458
	__________	__________
Operating income	13 117 397	12 332 303
Exceptional expenses	(10 280)	-
Exceptional income	-	35 200
	__________	__________
Profit before tax	13 107 117	12 367 503
Corporation tax	(73 800)	(693 759)

Net profit	13 033 317	11 673 744

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION

(S.I.F.A.)

PLC Company ; Share Capital amounting to 2.278.956,10 Euros

Address : 199 bis, Boulevard St-Germain - 75007 PARIS

722 043 650 RCS PARIS

NOTES TO THE ACCOUNTS

Note 1

Accounting principles and methods

The annual financial statements are presented in accordance with the accounting principles generally accepted in France, under the following basic hypotheses:

- Going concern;

- Consistency of the accounting methods from year to year;

- Accrual basis.

and in accordance to the general rules of establishment and presentation of the annual financial statements.

The basis valuation method used is the historical cost method.

The mains methods used are the followings:

1.

Tangibles fixed assets:

Tangibles assets are evaluated at purchase cost (purchase cost and ancillary costs, without fixed assets acquisitions costs).

2.    Investments, others financial assets

Gross value is made of purchasing costs without ancillary costs. When the stock value is lower than the gross value, a provision is booked for the difference.

3.

Receivables

Receivables are valued at nominal value. A provision for depreciation is booked when the stock value is lower than the accounting one.

Note 2 : Fixed assets as at 31.12.2003

	gross book value			gross book value
(in euros)	at beginning	increases	decreases	end of
	of period			period
Tangible assets
- land	-	-	-	-
- buildings	-	-	-	-
	__________	__________	__________	__________
	-	-	-	-

Financial assets
- Other Investments	45 991 447	-	-	45 991 447
- loans	0	-	-	0
	__________	__________	__________	__________
	45 991 447	-	-	45 991 447

	45 991 447	-	-	45 991 447

Note 3 : Provisions as at 31.12.2003

No provision for risks have been recorded

Note 4 : Receivables and liabilities as at 31.12.2003

(in euros)	gross	within	over
	amount	one year	one year
I. Receivables
- fixed assets
- loans	-	-	-

- current assets
- trade receivables accounts	-	-	-
- other receivables	27 173	27 173	-
	__________	__________	__________
	27 173	27 173	-
II. Liabilities
- accounts payable	72 076	72 076	-
- tax and social liabilities	-	-	-
- other creditors	1 351	1 351	-
- banking creditors	-	-	-
	__________	__________	__________
	73 427	73 427	-

Note 5 : Share structure as at 31.12.2003

As at 31 December 2003, the share capital amounted to 2,278,956.10 Euros and was divided into 149 437 shares.

Note 6 : Staff

The company does not have any staff.

Note 7 : Financial undertakings

No financial commitments have been provided by the company.

Note 8

Information related to subsidiaries and investments

 as at  31 December 2003 (in Keuros)

PERNOD RICARD 12, Place des Etats-Unis, 75 783 PARIS cedex 16
- Share capital	218 501
- Net Equity before current year result	1 227 964
- Share contribution	10.237%
- Gross value of shares	45 991
- Net value of shares	45 991
- Loan	-
- Deposits and endorsment	-
- Turnover before taxes	-
- Net result	249 016
- Dividends received	12 988

Other investments in French companies	-

NET VALUE	45 991

Financial statements of SIFA for the year ended 31 December 2002

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION

(S.I.F.A.)

PLC Company; Share Capital amounting to 2.278.956,10 Euros

Address : 199 bis, Boulevard St-Germain - 75007 PARIS

722 043 650 RCS PARIS

SIFA S.A.

FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION
(S.I.F.A.)
PLC Company; Share Capital amounting to 2.278.956,10 Euros
Address : 199 bis, Boulevard St-Germain - 75007 PARIS
722 043 650 RCS PARIS

BALANCE SHEET   (in euros)

		ASSETS				LIABILITIES
		31.12.2002		31.12.2001		31.12.2002	31.12.2001
	gross	depreciations	net	net
Tangible fixed assets					Shareholders' funds
- land	-	-	-	-	- share capital	2 278 956	2 260 000
- buildings	-	-	-	-	- legal reserve	226 000	226 000
	__________	__________	__________	__________	- share premiums (mergers, contributions…)	18 125 401	14 514 542
	-	-	-	-	- Other reserves	62 091	62 091
					- Profit and loss account brought forward	20 770 185	20 830 310
Financial fixed assets					- Result for the financial year	11 673 744	9 276 097
- Other investments	45 991 447	-	45 991 447	45 991 447
- loans		-	0	1 181 640	- dividend advances	-	-
	__________	__________	__________	__________		__________	__________
	45 991 447	-	45 991 447	47 173 087		53 136 377	47 169 040

Current assets					banking liabilities	-	-
- Operating receivables	-	-	-	-
- other receivables	273	-	273	1 931	Other financial liabilities	-	-
	__________	__________	__________	__________
	273	-	273	1 931
					Operating liabilities	18 514	7 054
Availables funds cash	7 834 710	-	7 834 710	1 514	Taxes and social security debts	666 580	-
					Other creditors	4 959	438
	53 826 430	-	53 826 430	47 176 532		53 826 430	47 176 532

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION
(S.I.F.A.)
PLC Company; Share Capital amounting to 2.278.956,10 Euros
Address : 199 bis, Boulevard St-Germain - 75007 PARIS
722 043 650 RCS PARIS

PROFIT AND LOSS ACCOUNT
(in euros)

	31.12.2002	31.12.2001

Overheads	(38 395)	(8 776)
	__________	__________
Added Value	(38 395)	(8 776)
Taxes	(57)	(55)
	__________	__________
Gross profit or loss on trading	(38 452)	(8 831)
Other operating income	-	-
Depreciation and provision	-	-
	__________	__________
Operating income	(38 452)	(8 831)
Financial costs	(4 841)	(1 945)
Financial incomes from investments	10 390 138	9 235 678
Other financial income	1 985 458	79 163
	__________	__________
Operating income	12 332 303	9 304 065
Exceptional expenses	-	-
Exceptional income	35 200	-
	__________	__________
Profits before tax	12 367 503	9 304 065
Corporation tax	(693 759)	(27 968)

Net profit	11 673 744	9 276 097

Result before corporate tax on profit, depreciations and provisions	12 367 503	9 304 065
Result after corporate tax on profit, before depreciations and provisions	11 673 744	9 276 097
per share	149 437	148 194
Result after corporate tax on profit, before depreciations and provisions	78,12	62,59
Net profit	78,12	62,59

SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION

(S.I.F.A.)

PLC Company; Share Capital amounting to 2.278.956,10 Euros

Address : 199 bis, Boulevard St-Germain - 75007 PARIS

722 043 650 RCS PARIS

NOTES TO THE ACCOUNTS

Note 1

Accounting principles and methods

The annual financial statements are presented in accordance with the accounting principles generally accepted in France, under the following basic hypotheses:

- Going concern;

- Consistency of the accounting methods from year to year;

- Accrual basis.

and in accordance to the general rules of establishment and presentation of the annual financial statements.

The basis valuation method used is the historical cost method.

The mains methods used are the followings:

1.

Tangibles fixed assets :

Tangibles assets are evaluated at purchase cost (purchase cost and ancillary costs, without fixed assets acquisition costs).

2.    Investments, others financial assets

Gross value is made of purchasing costs without ancillary costs. When the stock   value is lower than the gross value, a provision is booked for the difference.

3.

Receivables

Receivables are valued at nominal value. A provision for depreciation is booked when the stock value is lower than the accounting one.

Note 2 : Fixed assets as at 31.12.2002

	gross book value			gross book value
(in euros)	at beginning	increases	decreases	end of
	of period			period
Tangible assets
- land	-	-	-	-
- buildings	-	-	-	-
	__________	__________	__________	__________
	-	-	-	-

Financial assets
- Other investments	45 991 447	-	-	45 991 447
- loans	0	-	-	0
	__________	__________	__________	__________
	45 991 447	-	-	45 991 447

	45 991 447	-	-	45 991 447

Note 3 : Provisions as at 31.12.2002

No provision for risks have been recorded.

Note 4 : Receivables and liabilities as at 31.12.2002

(in euros)	gross	within	over
	amount	one year	one year
I. Receivables
- fixed assets
- loans	-	-	-

- current assets
- trade receivables accounts	-	-	-
- other receivables	273	273	-
	__________	__________	__________
	273	273	-

II. Liabilities
- accounts payable	18 514	18 514	-
- tax and social liabilities	666 580	666 580	-
- other creditors	4 959	4 959	-
- banking creditors	-	-	-
	__________	__________	__________
	690 053	690 053	-

Note 5 : Share structure as at 31.12.2002

As at 31 December 2002, the share capital amounted to 2,278,956.10 Euros and was divided into 149 437 shares.

Note 6 : Staff

The company does not have any staff.

Note 7 : Financial undertakings

No financial commitments have been provided by the company.

Note 8

Information related to subsidiaries and investments

 as at  31 December 2002 (in Keuros)

PERNOD RICARD 12, Place des Etats-Unis, 75 783 PARIS cedex 16
- Share capital	174 801
- Net Equity before current year result	1 119 044
- Share contribution	10.237%
- Gross value of shares	45 991
- Net value of shares	45 991
- Loan	-
- Deposits and endorsment	-
- Turnover before taxes	-
- Net result	345 778
- Dividends received	10 390

Other investments in French companies	-

NET VALUE	45 991

Appendix 3

General statutory auditors’ reports on the financial statements of SIFA for the years ended 31 December 2004, 31 December 2003 and 31 December 2002

General statutory auditors’ report
on the financial statements of SIFA
for the year ended 31 December 2004

KPMG Audit	Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

SOCIETE IMMOBILIERE ET FINANCIERE

POUR L’ALIMENTATION S.A.

SIFA

Statutory auditors’ report on the
financial statements

Year ended 31 December 2004
Société Immobilière et Financière pour l’Alimentation S.A.
(SIFA)
6, place de la Madeleine – 75008 Paris
This report contains 20 pages

Reference:

KPMG Audit	Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report, together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report on internal control, should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA
Registered office: 6, place de la Madeleine - 75008 Paris
Share capital: €.2 278 956,10

Statutory auditors’ report on the financial statements

Year ended 31 December 2004

In compliance with the assignment entrusted to us by the shareholders, we hereby report to you, for the year ended 31 December 2004 on :

	•	the audit of the accompanying financial statements of SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA;

	•	the justification of our assessments;

	•	the specific verifications and information required by law.

These financial statements have been approved by the board of directors. Our role is to express an opinion on these financial statements based on our audit.

1	Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant

Compagnie Consulaire d’Expertise Comptable
Jean Delquié
SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA

Statutory auditors’ report on the financial statements

estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company’s financial position and its assets and liabilities, as of 31 December 2004, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

2	Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention that the assessments we performed related to the appropriateness of the accounting policies applied for the treatment of investments and marketable securities.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3	Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris La Défense and Paris, June 14, 2005

The Statutory Auditors

KPMG Audit	Compagnie Consulaire d’Expertise
Department of KPMG S.A.	Comptable Jean Delquié

Emmanuel Anguis	Benoît Fléchon
Partner

Référence : Year ended 31 December 2004

General statutory auditors’ report
on the financial statements of SIFA
for the year ended 31 December 2003

KPMG Audit	Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

SOCIETE IMMOBILIERE ET FINANCIERE

POUR L’ALIMENTATION S.A.

SIFA

Statutory auditors’ report on the
financial statements

Year ended 31 December 2003
Société Immobiliere et Financière pour l ’Alimentation S.A.
(SIFA)
6, place de la Madeleine - 75008 Paris
This report contains 9 pages

Reference:

KPMG Audit	Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report, together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report on internal control, should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA
Registered office: 6, place de la Madeleine - 75008 Paris
Share capital: €.2 278 956,10

Statutory auditors’ report on the financial statements

Year ended 31 December 2003

In compliance with the assignment entrusted to us by the shareholders, we hereby report to you, for the year ended 31 December 2003 on :

	•	the audit of the accompanying financial statements of SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA;

	•	the justification of our assessments;

	•	the specific verifications and information required by law.

These financial statements have been approved by the board of directors. Our role is to express an opinion on these financial statements based on our audit.

1	Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant

Compagnie Consulaire d’Expertise Comptable
Jean Delquié
SOC1ETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA

Statutory auditors’ report on the financial statements

estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company’s financial position and its assets and liabilities, as of 31 December 2003, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

2	Justification of our assessments

In accordance with the requirements of article L.225-235, 1st paragraph, of the Commercial Code relating to the justification of our assessments, introduced in the Financial Security Act of August 1st, 2003 and which came into effect for the first time this year, we inform you that we have no specific matters to report with regard to the assessments made by us in order to issue the opinion expressed above on the accounts taken as a whole, and which related to the accounting policies applied and the significant accounting estimates made in the accounts, as well as their overall presentation.

3	Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris La Défense and Paris, April 30, 2004

The Statutory Auditors

KPMG Audit	Compagnie Consulaire d’Expertise
Department of KPMG S.A.	Comptable Jean Delquié

Emmanuel Anguis	Benoît Fléchon
Partner

Référence: Year ended 31 December 2003 3

General statutory auditors’ report
on the financial statements of SIFA
for the year ended 31 December 2002

KPMG Audit	Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

Société Immobilière et Financière pour

l’Alimentation S.A.

SIFA

Statutory auditors’ report on the
financial statements

Year ended 31 December 2002
Société Immobilière et Financière pour l’Alimentation S.A..
SIFA
199 bis, boulevard Saint-Germain - 75007 Paris
This report contains 9 pages

Reference:

KPMG Audit	Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements.

This report, should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Société Immobilière et Financière pour l’Alimentation S.A. - SIFA
Registered office: 199 bis, boulevard Saint-Germain — 75007 Paris
Share capital: €.2 278 956,10

Statutory auditors’ report on the financial statements

Year ended 31 December 2002

In compliance with the assignment entrusted to us by the shareholders, we hereby report to you, for the year ended 31 December 2002 on :

• the audit of the accompanying financial statements of Société Immobilière et Financière pour l’Alimentation S.A. - SIFA;

• the specific verifications and information required by law.

These financial statements have been approved by the board of directors. Our role is to express an opinion on these financial statements based on our audit.

1	Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Compagnie Consulaire d’Expertise Comptable
Jean Delquié
Société Immobilière et Financière Pour l’Alimentation S.A. - SIFA

Statutory auditors’ report on the financial statements

In our opinion, the financial statements give a true and fair view of the Company’s financial position and its assets and liabilities, as of 31 December 2002, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

2	Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris La Défense and Paris, May 20, 2003

The Statutory Auditors

KPMG Audit	Compagnie Consulaire d’Expertise
Department of KPMG S.A.	Comptable Jean Delquié

Emmanuel Anguis	Benoît Fléchon
Partner

Référence : Year ended 31 December 2002 3

Appendix 4

Accounting statement of SIFA as at 30 June 2005

Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

SOCIETE IMMOBILIERE ET

FINANCIERE POUR

L’ALIMENTATION S.A.

SIFA

Statutory Auditors’ Review
Report
on the half year financial statements

For the six month period ended 30 June 2005
SOCIETE IMMOBILIERE ET FINANCIERE POUR
L’ALIMENTATION S.A. - SIFA
6, place de la Madeleine - 75008 Paris
This report contains 18 pages

Reference:

Compagnie Consulaire d’Expertise Comptable Jean Delquié

1 cours valmy 92923 Paris La Défense Cedex	84, boulevard de Reuilly 75012 Paris

This is a free translation into English of the statutory auditors’ review report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA
Siège social: 6, place de la Madeleine - 75008 Paris
Capital social : €.2 278 956,10

Statutory Auditors’ Review Report on the half year financial statements

For the six month period ended 30 June 2005

Following the company’s requirements and in our capacity as Statutory Auditors of the company SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA, we have performed a limited review of the accompanying half year financial statements of the company as of and for the six month period ended June 30, 2005.

These half year financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these half year financial statements based on our limited review.

We conducted our limited review in accordance with the professional standards applicable in France. Those standards require that we plan and perform limited procedures to obtain moderate assurance, lower than that which would result from an audit, as to whether the half year financial statements are free from material misstatement. A review of this nature does not include certain procedures required by an audit and is limited to performing analytical procedures and to obtaining information which we considered necessary from company management and other appropriate sources.

Compagnie Consulaire d’Expertise Comptable
Jean Delquié
SOCIETE IMMOBILIERE ET FINANCIERE POUR L’ALIMENTATION S.A. - SIFA

Statutory auditors’ review report on the half year financial statements

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying half year financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the financial position, the assets and liabilities of the company as at June 30, 2005, and the results of its operations for the six month period then ended.

Paris La Défense and Paris, September 12, 2005

The Statutory Auditors

KPMG Audit	Compagnie Consulaire d’Expertise Comptable
Department of KPMG S.A.	Jean Delquié

Emmanuel Anguis	Benoît Fléchon
Partner

Référence - Six month period ended 30 June 2005 3

SIFA SA	Six Months Period ending 30 June 2005
Balance sheet - assets (in Euros)	Page 2

		Gross amount	Depreciation or allowances	30/06/05	31/12/04

Uncalled subscrided capital
FIXED ASSETS
Intangible fixed assets
Start-up costs
Research and development costs
Franchises, patents and similar assets
Goodwill
Other intangible fixed assets
Advances payments relating to intangibles
Tangible fixed assets
Land
Buildings
Industrial fixtures and equipment
Other tangible fixed assets
Tangible fixed assets in progress
Advances payments on fixed assets
Financial fixed assets (2)
Investments under the equity method
	Other investments	45 991 446		45 991 446	45 991 446
Loan to group and related companies
Other investments (trade)
Loans
Other financial assets

	TOTAL	45 991 446		45 991 446	45 991 446

CURRENT ASSETS
Inventories
Raw material and supplies
Work in progress	- goods
- services
Finished goods and by-products
Merchandise

Advance to suppliers

Receivables (3) Trade receivable accounts
	Sundry debtors	4 173		4 173	24 856
Unpaid called capital
Others
	Marketable securities	17 713 152		17 713 152	9 479 673
	Available funds Cash hand equivalents	360 345		360 345
PREPAYMENTS
	Prepaid expenses				71

	TOTAL	18 077 671		18 077 671	9 504 600

Deferred charges
Premiums on redemption of debentures
Éxchange rate difference – Assets

	GRAND TOTAL	64 069 117		64 069 117	55 496 047

(1) Incl. Leasehold rights of
(2) Incl. Amounts due within 1 year of :
(3) Incl Amounts due after 1 year of :

SIFA SA	Six Months Period ending 30 June 2005
Balance sheet - Liabilities (in Euros)	Page 3

	30/06/05	31/12/04

SHAREHOLDERS’ FUNDS

Share capital	2 278 956	2 278 956
Share premiums (mergers, contributions)	18 125 400	18 125 400
Revaluation reserves
Legal reserve	227 896	227 896
Statutory reserves
Regulated reserves		62 090
Other reserves
Profit and loss account brought forward	20 690 843	20 594 089
RESULT FOR THE FINANCIAL YEAR (Profit or loss)	15 363 037	13 932 304
Investment grants
Special provision for taxes purposes

TOTAL	56 686 134	55 220 737

OTHER FUNDS

Proceeds from insurance of subordinated equity
Advances subject to covenants

TOTAL

PROVISION

Provision for risks
Provision for future costs

TOTAL

LIABILITIES (1)

Convertible debenture loans
Other debenture loans
Borrowing from credit institutions (2)		105 532
Other borrowings and loans (3)
Customers’ advances
Operating liabilities	7 415	11 501
Taxes and social security debts	153 138	156 990
Liabilities related to fixed assets
Other creditors	7 222 429	1 284

DEFERRED INCOME (1)

Income recorded in advance

TOTAL	7 382 983	275 309

Exchange rate differences – Liabilities

OVERALL TOTAL	64 069 117	55 496 047

(1) More than one year
(1) Less than one year	7 382 983	275 309
(2) Including current bank facilities and overdrafts		105 532
(3) Or which loans remunerated based on future profits

SIFA SA	Six Months Period ending 30 June 2005
Profit and Loss Account (In Euros)	Page 4

From 01/01/05 to 30/06/05			From 01/01/04
France	Export	Total	to 31/12/04

Sales of purchased goods/merchandise
Sales - goods - services

Net sales
Changes in stock of manufactured goods and work-in progress
Production of fixed assets capitalised
Trading incentive grants
Write-back of depreciation, provisions and transferred charges
Other income

Total operating income

Purchase of goods
Change in inventory of purchased goods
Purchases of raw materials and supplies
Change in inventory of raw materials and supplies
Others purchases and expenses (3)		4 871	23 165
Indirect taxes		15 674	30 419
Wages and salaries		100 000	200 000
Social security charges		40 873	75 585
Depreciation on fixed assets
Provision on fixed assets
Provision on current assets
Provision for risks and future costs
Other expenses		34	273

Total operating expenses		161 453	329 443

Operating result		- 161 453	- 329 443

Share of joint venture operations - Profit attributed or loss transferred - Loss attributed or profit transfered

Financial income total		15 560 174	14 319 206

Financial expense total

NET FINANCIAL INCOME/EXPENSES		15 560 174	14 319 206

RESULT OF ORDINARY OPERATIONS BEFORE CORPORATE TAX ON PROFIT		15 398 720	13 989 763

Total of exceptional income

Total of exceptional expenses			5 665

NET EXCEPTIONAL RESULT			- 5 665

Employees’ profit sharing plan
Corporate income tax on profit		35 683	51 794

TOTAL INCOME		15 560 174	14 319 206

TOTAL EXPENSES		197 136	386 902

PROFIT OR LOSS		15 363 037	13 932 304

SIFA SA	Six Months Period ending 30 June 2005
Notes to the Accounts	Page 5

NOTES ON THE SIX MONTHS PERIOD ACCOUNTS ENDING 30 JUNE 2005

SIFA SA	Six Months Period ending 30 June 2005
Notes to the Accounts : Contents	Page 6

SIFA SA	Six Months Period ending 30 June 2005
Accounting principles and methods	Page 7

The six month period financial statements are presented in accordance with the accounting principles generally accepted in France, under the following basic hypotheses:

- Going concern;

- Consistency of the accounting methods from year to year;

- Accrual basis.

and in accordance to the general rules of establishment and presentation of the annual financial statements.

The basis valuation method used is the historical cost method.

The main methods used are the following:

Investments, other financial assets

Gross value is made up of purchasing costs without ancillary costs. When the stock value is lower than the gross value, a provision is booked for the difference.

Receivables

Receivables are valued at nominal value. A provision for depreciation is booked when the stock value is lower than the accounting one.

SIFA SA	Six Months Period ending 30 June 2005

NOTES ON THE SIX MONTHS PERIOD ACCOUNTS ENDING 30 JUNE 2005

SIFA SA	Six Months Period ending 30 June 2005
Schedule of maturity of receivables	Page 9

Receivables		Gross amount	Within 1 year	Over 1 year
Loans to Group and related companies
Loans
Other financial assets
Doubtful trade receivable accounts
Other trade receivables
Advances to employees
Prepaid social security and other social costs
	Corporate income tax	4 173	4 173
State and other public	VAT recoverable
organisations	Other taxes
Other
Intercompany accounts
Sundry debtors
Prepaid expenses
TOTAL		4 173	4 173
Amount	Loans granted during period
of	Repayments received during period
Loans and advancs to partners

SIFA SA	Six Months Period ending 30 June 2005
Schedule of maturity of payables	Page 10

	Liabilities	Gross amount	For 1 year or less	For more than 1 year with a max of 5 years	For more than 5 years
Convertible debenture loans
Other debenture loans
Borrowings from credit institutions	Up to 1 year
More than 1 year
Other borrowing and loans
	Accounts payable and related liabilities	7 415	7 415
	Accrued payroll expenses	100 000	100 000
	Social security payable	37 793	37 793
State and other public organizations	Corporate income tax
VAT payable
Bond notes
	Other taxes	15 345	15 345
Liabilities related to fixed assets
	Group and associated	6 875 349	6 875 349
	Other creditors	347 080	347 080
Liability relating to fixed assets, etc.
Income recorded in advance
	TOTAL	7 382 983	7 382 983
Loans obtained during period
Loans repaid during period
Loans due to partners or officers

SIFA SA	Six Months Period ending 30 June 2005
Share capital	Page 11

	Number	Face amount
Share capital at the beginning of the period	149 437	15,25
Share capital issued during the period
Share capital repaid or cancelled during the period
Share capital at the end of the period	149 437	15,25

SIFA SA	Six Months Period ending 30 June 2005
Accrued assets	Page 12

Accrued assets	Amount
Receivables linked to participation
Other financial assets
Trade receivables accounts
Other receivables
Cash	118 518
TOTAL	118 518

SIFA SA	Six Months Period ending 30 June 2005
Accrued liabilities	Page 13

Accrued liabilities included in balance sheet items	Amount
Convertible debenture loans
Other debenture loans
Borrowing from credit institutions
Other borrowings and loans
Other payables	7 415
Tax and social liabilities	153 138
Other liabilities
TOTAL	160 553

SIFA SA	Six Months Period ending 30 June 2005
Subsidiaries and investments	Page 14

PERNOD RICARD
12, Place des Etats -Unis, 75 783 PARIS cedex 16

K euros
- Share capital	218 501
- Capital before current year result	1 170 220
- Contribution of capital	10,237%
- Gross value of marketable securities	45 991
- Net value of marketable securities	45 991
- Loan	-
- Deposit and endorsment	-
- Turnover before taxes	-
- Net profit	93 882
- Dividends received	95 928
Executory net value total	45 991

SIFA SA	Six Months Period ending 30 June 2005
Other balance sheet items	Page 15

Assets	Amount related firms		Receivables and liabilities
	linked	Which the society as a stake link	represented by bill of exchange
Uncalled suscribed capital
Advance payments relating to intangibles
Advance payments relating to tangibles
Other investments		45 991 446
Loans to groups and related companies
Loans
Other investments
Other financial assets
Advances to suppliers
Trade receivables accounts
Sundry debtors
Unpaid called capital
Marketable securities
Convertible debenture loans
Other debenture loans
Borrowing from credit institution
Other borrowings and loans	7 222 430
Customers’ advances
Trade accounts payable and related liabilities
Liabilities related to fixed assets
Other creditors

SIFA SA	Six Months Period ending 30 June 2005
Dividend received	Page 16

The amount of dividends received from Pernod Ricard is 15 440 898 euros.

A French société anonyme having a share capital of 290,383,913 euros Registered offices: 12, place des Etats-Unis, 75116 Paris Paris Trade and Companies Register No.: 582 041 943